Exhibit 99.5

LITHIUM AMERICAS CORPORATION

Annual Information Form

For the year ended December 31, 2016

March 28, 2017

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	1

DEFINITIONS AND OTHER INFORMATION	2

CURRENCY	2

CORPORATE STRUCTURE OF THE COMPANY	3

NAME, ADDRESS AND INCORPORATION	3

INTERCORPORATE RELATIONSHIPS	3

GENERAL DEVELOPMENT OF THE BUSINESS	3

OVERVIEW	3

THREE YEAR HISTORY	4

DESCRIBE THE BUSINESS	6

RISK FACTORS	6

THE CAUCHARI-OLAROZ PROJECT	16

THE LITHIUM NEVADA PROJECT	22

THE RHEOMINERALS™ BUSINESS	32

COMPETITIVE CONDITIONS	35

SPECIALIZED SKILLS AND KNOWLEDGE	36

MINERAL PRICE AND ECONOMIC CYCLES	36

ECONOMIC DEPENDENCE	36

BANKRUPTCY AND SIMILAR PROCEDURES	36

REORGANIZATIONS	36

FOREIGN OPERATIONS	36

EMPLOYEES	37

ENVIRONMENTAL PROTECTION	37

DESCRIPTION OF CAPITAL STRUCTURE	37

DIVIDENDS AND DISTRIBUTIONS	39

MARKET FOR SECURITIES	39

MARKET	39

TRADING PRICE AND VOLUME	39

DIRECTORS AND OFFICERS	41

NAME AND OCCUPATION	41

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	42

COMMITTEES OF THE BOARD	43

CONFLICTS OF INTEREST	44

AUDIT COMMITTEE INFORMATION	44

AUDIT COMMITTEE CHARTER	44

COMPOSITION OF THE AUDIT COMMITTEE AND INDEPENDENCE	44

RELEVANT EDUCATION AND EXPERIENCE	44

AUDIT COMMITTEE OVERSIGHT	45

RELIANCE ON CERTAIN EXEMPTIONS	45

PRE-APPROVAL POLICIES AND PROCEDURES	45

AUDIT FEES	45

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	46

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	46

TRANSFER AGENTS AND REGISTRARS	46

MATERIAL CONTRACTS	46

BCP INVESTMENT AGREEMENT	46

GANFENG INVESTMENT AGREEMENT	47

MINERA SHAREHOLDER AGREEMENT	49

LINE OF CREDIT AGREEMENT	49

BCP INVESTMENT/SUBSCRIPTION AGREEMENT	49

INTERESTS OF EXPERTS	49

ADDITIONAL INFORMATION	50

SCHEDULE “A” DEFINITIONS	A-1

SCHEDULE “B” AUDIT COMMITTEE CHARTER	B-1

ii

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking statements in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this AIF and are expressly qualified, in their entirety, by this cautionary statement. In particular, this AIF contains forward-looking statements, pertaining to the following: capital expenditure programs; estimates of the quality and quantity of the mineral resources and mineral reserves at its mineral properties; development of mineral resources and mineral reserves; treatment under governmental and taxation regimes; expectations regarding the Company’s ability to raise capital; expenditures to be made by the Company on its properties; the Company’s expectations regarding the preparation of a feasibility study for lithium carbonate production at the Lithium Nevada Project; the Company’s expectations regarding the preparation of an updated feasibility study at the Cauchari-Olaroz Project; the expectation for the development of the Cauchari-Olaroz Project through the Company’s joint venture with Sociedad Quimica y Minera de Chile S.A. (“SQM”); work plans to be conducted by the Company, including expectations with respect to the operational status of, and timing of commercial production at, its Fernley Facility; the Company’s plans to introduce certain products to the market; and the Company’s ability to source sales contracts for its organoclay products. With respect to forward-looking statements listed above and contained in the AIF, the Company has made assumptions regarding, among other things:

•	uncertainties relating to receiving mining, exploration, environmental and other permits or approvals in Nevada and Argentina;

•	the impact of increasing competition in the lithium business;

•	unpredictable changes to the market prices for lithium and clay-based organoclay products;

•	exploration and development costs for the Cauchari-Olaroz Project and the Lithium Nevada Project;

•	anticipated results of exploration and development activities;

•	availability of additional financing;

•	the Company’s ability to obtain additional financing on satisfactory terms;

•	the ability to achieve production at any of the Company’s mineral exploration and development properties;

•	preparation of a development plan for lithium carbonate production at the Lithium Nevada Project;

•	the market price of organoclay, the Company’s ability to produce RheoMineralsTM products at a competitive price and to source sales contracts; and

•	the continued growth of the shale gas and ultra-deep oil drilling and lithium industries.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this AIF including the following: volatility in the market price for minerals; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; uncertainty of whether there will ever be production at the Company’s mineral exploration properties; geological, technical, drilling or processing problems; liabilities and risks, including environmental liabilities and risks, inherent in mineral extraction operations; fluctuations in currency exchange and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing and/or joint venture partners; unpredictable weather conditions; unanticipated delays at the Fernley Facility or in preparing feasibility studies; the ability to manufacture an organoclay product that meets customer requirements; an increase in the costs of manufacturing organoclay, including the costs of any raw materials used in the process; and a reduction in the demand for shale or ultra-deep drilling.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DEFINITIONS AND OTHER INFORMATION

For a description of defined terms and other reference information used in this AIF, please refer to Schedule A.

Currency

All sums of money which are referred to herein are expressed in Canadian dollars, unless otherwise specified. References to United States dollars are referred to as “US$”.

The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2016, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2016	2015	2014
High	$1.4589	$1.3990	$1.1643

Low	$1.2544	$1.1728	$1.0614

Closing	$1.3427	$1.3840	$1.1601

On March 27, 2017, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.3368.

CORPORATE STRUCTURE OF THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the BCBCA on November 27, 2007 under the name Western Lithium Canada Corporation. By special resolution of the shareholders of the Company dated June 19, 2008, the Company subdivided its issued share capital on a ratio of 35,000,000 to 1. On May 31, 2010, the Company changed its name to Western Lithium USA Corporation. On March 22, 2013, the Company amended its Articles to add advance notice requirements for the election of directors. On March 31, 2015, the Company amended its Articles to give the Board of Directors the authority by board resolution to alter the Company’s authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016 the Company changed its name to Lithium Americas Corp. (“LAC”).

The Company’s head office and registered office are located at Suite 1100 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

Intercorporate Relationships

The corporate structure of LAC, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are set out in the following chart:

(1)

Pursuant to the JEMSE LOI, JEMSE may acquire an 8.5% equity interest in Minera, which in turn would dilute LAC’s direct and indirect interest in Minera to an aggregate 45.75%. For more information please see “The Cauchari-Olaroz Project – JEMSE LOI”.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

LAC is a Canadian based resource company focused on advancing two significant lithium development projects, the Cauchari-Olaroz Project, located in Jujuy province of Argentina, and the Lithium Nevada Project (formerly the Kings Valley Project), located in north-western Nevada, USA. LAC also owns and operates its RheoMineralsTM Business, producing organophilic clay-based drilling additives and other rheology products at its Fernley Facility.

Three Year History

Fiscal 2014

In January 2014, Former LAC signed the Co-Operation Agreement with POSCO, Korea’s largest steel company and a leader in the development of advanced materials processes. Pursuant to the Co-Operation Agreement, POSCO installed a demonstration plant at the Cauchari-Olaroz Project.

In February 2014, Former LAC launched the LAC Rights Offering and distributed to its shareholders an aggregate of 77,308,481 rights each exercisable to purchase one Common Share at $0.24. The rights were listed and traded on the Exchange until noon on March 13, 2014, the expiry date of the rights. The LAC Rights Offering closed in March 2014.

In May 2014, the Company closed a short form prospectus financing in which it issued 15,870,000 units at a purchase price of $0.58 per unit, for aggregate gross proceeds to the Company of $9,204,600. Each unit consisted of one Common Share and one half of a Common Share purchase warrant. Each whole warrant entitled the holder to acquire one Common Share at $0.75 per Common Share until May 16, 2016. In addition, the Company issued 1,031,550 brokers’ warrants that entitle the holder to purchase one Common Share at a purchase price of $0.58 per Common Share until May 16, 2016. Dundee Securities Ltd., on behalf of a syndicate including Haywood Securities Inc., with RK Equity Capital Markets LLC acting as a U.S. Placement Agent, acted as underwriters for the financing.

Fiscal 2015

In December 2014, POSCO, Former LAC and Minera inaugurated a demonstration plant at the Cauchari-Olaroz Project. The plant achieved full and continuous operating rates throughout a test period that ended in late January 2015, producing over 20 tonnes of lithium phosphate. The lithium phosphate was exported to POSCO’s facility in Pohang, Korea where it was further processed into lithium carbonate and lithium hydroxide.

In May 2015, the Company announced that it had entered into a Convertible Security Funding Agreement with an entity managed by Lind. An initial US$2.8 million was funded pursuant to the issuance of an initial convertible security.

In June 2015, the Company closed a short form prospectus financing whereby the Company issued an aggregate of 11,413,750 units at a price of $0.70 per unit, raising aggregate proceeds of approximately $8,000,000. Each unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant entitles the holder to acquire one Common Share at a price of $0.90 up to June 9, 2017. In addition, the Company issued 741,894 agent’s warrants that entitle the holder to purchase one Common Share at a purchase price of $0.70 per Common Share until June 9, 2017. The underwriters for the financing were Dundee Securities Ltd. on behalf of a syndicate that included Haywood Securities Inc.

In June 2015, the Company and Former LAC entered into the Arrangement Agreement to combine the respective companies. The transaction was structured as a statutory plan of arrangement of Former LAC under which the Company acquired all of the outstanding shares of Former LAC in an all-stock transaction. For further information, please see “LAC/Western Lithium Transaction” below.

In July 2015, the Company closed the BCP SR Private Placement with BCP. Pursuant to the transaction, the Company issued to BCP subscription receipts convertible into Common Shares, while BCP deposited US$5,000,000 in escrow, to be released in two tranches upon the conversion of the subscription receipts. For more information on the BCP SR Private Placement, please see “Material Contracts – BCP Investment/Subscription Agreement”.

In September 2015, the Company and Former LAC completed the Arrangement. Shortly thereafter, 2,764,263 subscription receipts issued to BCP pursuant to the BCP SR Private Placement were converted into 3,023,412 Common Shares, and US$1,500,000 was released from escrow to the Company.

Fiscal 2016

In December 2015, the Company received a US$5,000,000 line of credit from Geologic. The line of credit was terminated in April 2016. For further information, please see “Material Contracts – Line of Credit Agreement”.

In December 2015, BCP converted its remaining subscription receipts into Common Shares and the final tranche of US$3.5 million from the BCP SR Private Placement was released from escrow to the Company.

In December 2015, the Co-Operation Agreement with POSCO lapsed.

In March 2016, the Company signed definitive agreements with SQM to form the Cauchari Joint Venture. Pursuant to the transaction, SQM acquired a 50% equity interest in Minera in consideration for a cash payment of US$25 million, of which US$10 million was retained by Minera to support project development and the balance distributed to LAC. The parties’ interests are governed by the terms of a shareholders agreement over Minera. For further information, please see “Material Contracts – Minera Shareholder Agreement”.

In May 2016, the Company retired all remaining amounts owing under the Convertible Security Funding Agreement by cash payment of US$1,653,000 to Lind.

In June 2016, the Company announced filing of an updated NI 43-101 technical report on the Lithium Nevada Project (the “Lithium Nevada TR”). In the Lithium Nevada TR, the authors reported mineral resource estimates on the Stage I Lens and Stage II Lens of the property, while no mineral reserve estimate was reported.

Current Fiscal Year

On January 17, 2017, the Company entered into the Ganfeng Investment Agreement with Ganfeng, as amended, to fund development costs of the Cauchari-Olaroz Project. For further information, please see “Material Contracts – Ganfeng Investment Agreement”.

On January 19, 2017, the Company entered into the BCP Investment Agreement with BCP to fund development costs of the Cauchari-Olaroz Project. Concurrently, the Company and Ganfeng agreed to amend the Ganfeng Investment Agreement. For further information, please see “Material Contracts – BCP Investment Agreement”.

On January 27, 2017, the Company announced that it had completed the initial Common Share subscription contemplated under the Ganfeng Investment Agreement. In accordance with the Ganfeng Investment Agreement, the Company issued to Ganfeng 11,250,000 Common Shares at a price of $0.85 per Common Share, for an aggregate cash subscription of $9,562,500.

LAC/Western Lithium Transaction

In June 2015, the Company and Former LAC entered into an arrangement agreement to combine their respective companies. The Arrangement was completed on September 4, 2015. Pursuant to the Arrangement Agreement, the Company acquired all of the issued and outstanding Former LAC shares in exchange for its Common Shares, at a ratio of 0.789 of a Common Share for each Former LAC share. The Company also settled all outstanding convertible securities on similar terms. As a result of the Arrangement, Former LAC became a wholly-owned subsidiary of the Company. In connection with the closing of the Arrangement, the Company issued an aggregate of 130,847,374 Common Shares to the former shareholders of Former LAC. On closing, the Company had 265,648,063 Common Shares issued and outstanding, with Former LAC shareholders holding approximately 49.3% on an undiluted basis. In connection with the Arrangement, four Former LAC directors joined the Board of Directors being: George Ireland, Thomas Hodgson; John Kanellitsas and Franco Mignacco.

Trends and Outlook

LAC intends to focus its business activity in the near term on advancing of the Cauchari-Olaroz Project and the Lithium Nevada Project. At the Cauchari-Olaroz Project, the Cauchari Joint Venture is pursuing a 50,000 TPA mine development plan. LAC contemplates being ready to announce the results of a feasibility study and development plan for stage 1, encompassing 25,000 TPA of production, shortly following the filing of this AIF and the Company is in the process of settling financing arrangements through the Ganfeng Investment Agreement and the BCP Investment Agreement to fund its share of development costs. LAC and SQM have also commenced preparation of an integrated plan that encompasses the full 50,000 TPA target.

At the Lithium Nevada Project, LAC is investigated new processing and development methods that will support a project development plan.

LAC’s subsidiary RheoMinerals Inc. will also continue to pursue the growth of its business. LAC has established a management team that is solely dedicated to this business unit and is actively pursuing its development.

DESCRIBE THE BUSINESS

Risk Factors

An investment in the Company’s securities is highly speculative and subject to a number of risks at any given time. The following is a description of the principal risk factors affecting the Company.

Risks related to resource development

The Cauchari-Olaroz Project and the Lithium Nevada Project may not be developed as planned and the Company may not achieve the intended economic results or commercial viability.

The Company’s business strategy depends in large part on developing the Cauchari-Olaroz Project and the Lithium Nevada Project into one or more commercially viable mines. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly cyclical; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral resources, environmental protection and capital and operating cost requirements. Neither of these projects has entered a development stage, and there can be no assurance that the Company will ever develop either one of these projects. If the Company is unable to develop all or any of its projects into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market prices for key end-use products will greatly affect the value of the Company and the ability of the Company to develop the Cauchari-Olaroz Project and the Lithium Nevada Project.

The ability of the Company to develop the Cauchari-Olaroz Project and the Lithium Nevada Project will be significantly affected by changes in the market price of lithium based end products, such as lithium carbonate. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond LAC’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation, and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties.

The Ganfeng and BCP Investment Transactions may not be Completed.

LAC has entered into the Ganfeng Investment Agreement and the BCP Investment Agreement, executory contracts that are contemplated to provide funding to support future development capital costs at the Cauchari-Olaroz Project. The Investment Transactions are not yet complete and there are several conditions that must be met in order for this to occur. In particular, the parties need to settle definitive forms of agreement for the Ganfeng Offtake Entitlement, BCP Offtake Entitlement, Ganfeng Project Debt Facility and BCP Project Debt Facility; and Ganfeng must obtain Chinese government approvals. There is a risk that these conditions will not be met on a timely basis or at all, which would mean that one or both transactions will not be completed. If so, LAC would need to source alternate financing for its share of costs on the Cauchari-Olaroz Project, which could delay the project, be on worse terms or not be available at all.

There are risks associated with co-ownership arrangements.

The Company and SQM share ownership of the Cauchari-Olaroz Project. This arrangement is subject to the risks normally associated with the conduct of co-ownership structures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company and the viability of its interest in Minera, the holding company that owns the Cauchari-Olaroz Project, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with SQM on how to conduct development and operations; (ii) inability of the parties to meet their obligations under the relevant agreements or to third parties; and (iii) disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.

There is risk to the growth of lithium markets.

The development of lithium operations at the Cauchari-Olaroz Project and the Lithium Nevada Project is almost entirely dependent on the adoption of lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company.

There is a risk that LAC will not obtain required government permits and operations will be limited by government-imposed limitations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect LAC. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration or mining at the Cauchari-Olaroz Project and the Lithium Nevada Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. While LAC holds permits to construct and operate the contemplated Stage 1 of the Cauchari-Olaroz Project at 25,000 TPA, any amendments to this mine plan, and increase in production including a Stage 2 expansion, would need to be approved by regulatory authorities in Argentina. At the Lithium Nevada Project, the permitting process for lithium mining operations is incomplete at this time. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed the Company’s prior estimates. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development of the Cauchari-Olaroz Project or the Lithium Nevada Project.

As a result of a review conducted in 2015, the U.S. Fish and Wildlife Service recently determined not to list sage-grouse under the Endangered Species Act. However, the BLM finalized a land use plan amendment that helps to conserve greater sage-grouse habitat. The BLM considers the sage-grouse to be a special status species, and has designated the Lithium Nevada Project area as a Priority Habitat Management Area. BLM has also designated the Lithium Nevada Stages 2-5 a Sagebrush Focal Area (“SFA”). SFAs are more sensitive areas within a Priority Habitat Management Area. The BLM recently initiated steps to withdraw SFA-designated lands from location and entry under the Mining Act, subject to valid existing rights. An immediate segregation, which lasts up to two years (with an option for a two year extension) until BLM decides whether to make the withdrawal permanent, prohibits the location of any new mining claims in the designated areas.

As a result, LAC anticipates that it will be required by BLM to implement varying stages of mitigation measures for sage-grouse habitat throughout any development of its Lithium Nevada Project. LAC understands that the BLM can impose conditions on access, project design, and periods of use where needed to limit impacts to sage-grouse habitat. LAC further understands that if it files notices of intent to operate or applications for plans of operation for Stages 2-5, BLM may require a validity exam for some or all of the mining claims associated with Stages 2-5. Further, due to the requirement of a validity exam in Stages 2-5 areas, there is a risk that development may be subject to time delays or restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Lithium Nevada Project.

There is technology risk to the development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

To the Company’s knowledge, lithium carbonate has never been commercially produced from a smectite hectorite clay resource. While the Company has conducted extensive testing that has produced high quality lithium carbonate using known industry processes and equipment, the processes contemplated by LAC for production of lithium at the Lithium Nevada Project have not yet been demonstrated at commercial scale and there is a risk that the Company will not be able to do so. With respect to the Cauchari-Olaroz Project, similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

The Company may not be able to achieve and manage its expected growth.

The Cauchari-Olaroz Project will likely move to a development stage in the near future, which will require a substantial increase in personnel and business operations. The transition of a mineral project to a development and operating stage, may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition, the ability to recruit and train additional qualified personnel.

There are political risks associated with the Company’s foreign operations.

The Company’s properties are located in Argentina and the United States, exposing it to the laws governing the mining industry in those countries. Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties.

The Company’s operations in Argentina expose LAC to heightened risks relating to prevailing political and socioeconomic conditions which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, the previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

The Company has limited history as an exploration company and does not have any experience in putting a mining project into production.

The Company has never completed a mining development project and does not generate any revenues from production. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Mineral development projects are subject to operational risks.

The Company’s operations are subject to all of the risks normally incidental to the exploration for and the development and operation of mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its business. Nevertheless, mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.

Changes in government regulations may affect the Company’s development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz Project and the Lithium Nevada Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The recent annual 2016 survey of mining companies, published by Fraser Institute, lists Jujuy Province as the least favourable mining jurisdiction on its investment attractiveness index. Nevertheless, LAC believes the current provincial government of Jujuy Province, where the Cauchari-Olaroz Project is situated, is supportive of the exploration and mining industry, and the Company and JEMSE, the Jujuy government’s mining Company, have entered into a letter of intent whereby JEMSE will receive an 8.5% equity interest in Minera and is to pay for this interest from dividends from future profits from operations. Nevertheless, such sentiment and situation may change in the future.

Changes to environmental requirements could significantly increase the Company’s costs.

LAC must comply with stringent environmental regulation in carrying out work on the Cauchari-Olaroz Project and the Lithium Nevada Project. Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz Project and the Lithium Nevada Project.

The Company may not be insured against all risks involved in its business operations.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company.

The RheoMinerals™ Business operations are subject to risks and hazards, such as fire and explosion. These risks and hazards may be caused by, among other things, the explosive suppression systems and technologies which will be used at the Fernley Facility to remove explosive gases. The Company maintains liability insurance in accordance with industry standards, however the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

There is mineral tenure risk associated with the Lithium Nevada Project.

The Mining Act authorizes the Company to develop and mine the minerals on the claims that form the Lithium Nevada Project which are locatable under the Mining Act. The Mining Act does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Leasing Act, as amended. Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Leasing Act, particularly when they are by-products of the processing of minerals which are locatable under the Mining Act. This matter has not yet been definitively determined in respect of the Lithium Nevada Project.

The Company operates in a highly competitive mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over LAC. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than LAC possesses.

The Company also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Argentina, the Company may need to seek and obtain those services from people located outside of Argentina which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Argentina.

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

There is a market acceptance risk associated with the RheoMinerals™ Business.

The success of the RheoMinerals™ Business will depend upon its current and proposed products meeting acceptable cost and performance criteria in the marketplace. There can be no assurances that the Company’s products will meet applicable price or performance objectives or that unanticipated technical, regulatory or other problems will not occur which would result in increased costs or material delays.

Mineral resources and mineral reserves are only estimates.

The mineral resource and reserves estimates included in this AIF are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral reserves or mineral resources will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated mineral resources and reserves described in this AIF should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, inferred mineral resources are quoted in the Lithium Nevada TR. Inferred mineral resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Failure to maintain continued operation of the Fernley Facility would negatively impact the Company’s business.

An interruption in or the loss of operations, or the failure to maintain the labour force at the Fernley Facility could delay or postpone production of the RheoMinerals™ products, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the Fernley Facility is dependent upon critical equipment, such as extruders, dryers, packing, conveyance systems and a quaternary amine dispenser, and this equipment may incur downtime as a result of unanticipated failures, causing plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected production delays due to injury, delay in receiving spare parts for equipment, interruption due to earthquake, flood or severe weather, delays in supply chain of raw materials, particularly quaternary amine and various clays used in the production process could have a material adverse effect on the Company’s business, results of operations and financial condition. No assurance can be given that a significant shutdown will not occur in the future or that such a shutdown will not have a material adverse effect on the Company’s business, results of operations or financial condition.

RheoMinerals™ products compete with other materials.

The use of RheoMinerals™ products depends in large part on the state of deep well and directional drilling to access deposits of oil and gas. In the case of certain product applications, RheoMinerals™ products compete with a number of other materials such as polymers and other competitors of organoclay. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to RheoMinerals™ or other changes in the industries for these competitive materials could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company relies on third party suppliers for its RheoMinerals™ Business. The Company has taken steps to identify alternative suppliers of raw materials to reduce these risks, but there can be no guarantee that the Company could secure such alternate supply on a timely basis or for similar costs as currently projected. Any material increase in the cost of these minerals, or the inability by the Company to source third party suppliers for the supply of these minerals, could have a material adverse effect on the Company’s business, results of operations and financial condition.

In addition, there is ongoing research and technological developments with respect to the various processes associated with the production of drilling additives and other products for new markets, which have the potential to reduce costs and improve performance. It is possible that certain developments could substantially impair the Company’s competitive position if other companies implement new technology and the Company does not, or cannot.

The Company may face opposition to mining projects.

The Cauchari-Olaroz Project and the Lithium Nevada Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to Cauchari-Olaroz Project and the Lithium Nevada Project, the Company’s development of such properties may be delayed or prevented even if such development is found to be economically viable and legally permissible.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules.

There are no unitization or reservoir management rules governing the salt lakes on which the Company’s Cauchari-Olaroz Project is situated or on any of the other salt lakes at which the Company holds mining or exploration permits. Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour. As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production.

The aboriginal communities located on the Cauchari-Olaroz Project may not honour the current surface access agreements with Minera.

Minera has entered into six agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera would be required to enforce its statutory access rights under the provisions of the Argentinean Mining Code; however this would be a disruptive and potentially costly process. In addition, lack of surface access agreements with local communities could affect the renewal of the EIS.

Business risks

The Company has not yet achieved profitable operations and expects to incur further losses in the development of its business.

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the financial year ending December 31, 2016. The Company’s business does not currently operate on a self-sustaining basis and its ability to continue as a going concern is dependent on raising additional funds.

The Company will require additional funding, potentially diluting the holdings of existing shareholders or increasing financial risk through debt issuance.

The Company has limited financial resources and is subject to significant capital requirements associated with its projects. This risk applies regardless of the completion of its currently contemplated financings. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell a further interest in the Cauchari-Olaroz Project, or all or a portion of the Lithium Nevada Project or an additional royalty therein, or may also sell an interest in its RheoMinerals™ Business, any of which would mean that each existing shareholder would own a smaller percentage of the Cauchari-Olaroz Project, Lithium Nevada Project, or the RheoMinerals™ Business, respectively.

There is intellectual property risk associated with the Company.

The Company and its subsidiaries rely on the ability to protect their intellectual property rights and depend on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also no assurance that our competitors will not be able to develop similar technology, processes or know how independently, that the Company’s trade secrets will not be revealed, that the claims allowed with respect to any current or future patents pending, or patents now held, will be broad enough to protect the Company’s intellectual property rights, or that foreign intellectual property laws will adequately protect such rights. Failure of any intellectual property rights to provide protection to the Company could result in its competitors offering similar RheoMinerals™ products or utilizing its lithium extraction process. Any adverse outcome that the Company may experience whilst attempting to obtain, maintain or enforce its intellectual property rights could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is dependent on the expertise of consultants.

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

The Company has no history of paying dividends.

LAC has not paid dividends on its Common Shares since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration stage. If the Lithium Nevada Project or the Cauchari-Olaroz Project are successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board of Directors, which will take into account many factors including the Company’s operating results, financial conditions and anticipated cash needs. For these reasons, LAC may never pay dividends.

There is no assurance that the Company will be able to acquire additional mineral properties.

There is no assurance that the Company will be able to acquire other mineral properties of merit, whether by way of option or otherwise, should the Company wish to acquire any properties in addition to the Cauchari-Olaroz Project or the Lithium Nevada Project.

The success of the Company is largely dependent on a few key individuals.

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and operating personnel involved. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The Company’s business is affected by fluctuations in currency exchange rates.

Business is transacted by the Company primarily in Canadian, U.S. and Argentinean currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company’s Lithium Nevada Project and RheoMinerals™ Business are located in Nevada and most of the property related expenditures, exploration and development costs are denominated in U.S. dollars. The Company’s Cauchari-Olaroz Project is located in Argentina where certain costs are denominated in the Argentinean peso and certain costs are denominated in U.S. dollars. Appreciation of U.S. or Argentinean currency compared to Canadian currency could make property expenditures more expensive for the Company. While the Company does not engage in foreign exchange hedging it holds a significant portion of its cash balance in U.S. currency in order to meet its U.S.$ obligations.

Conflicts of interest may arise for certain directors and officers of the Company.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

The Company does not have any long term contracts and significant customers.

Other than the distribution agreement with Raw Materials Corporation, the Company has not entered into any long term contracts for its RheoMinerals™ products, and therefore, has no assured sources of revenue. While off-take contracts are contemplated as part of the Investment Transactions, there is no assurance they will be completed. These agreements also include purchasing discretion by the off-taker.

The Company’s share price is subject to market volatility.

The market price of a publicly traded stock, especially a resource issuer such as LAC, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. Therefore, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

There may be difficulties in conducting business in Argentina through a foreign subsidiary.

The Company conducts its business in Argentina through its Argentinean subsidiary, Minera. Any limitation on the transfer of cash or other assets between the Company and the Argentinean subsidiary or the perception that such limitation may exist now or in the future, could have an adverse impact on the Company’s valuation and the price of its Common Shares.

The Company may face cybersecurity risks and threats

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or the companies in which it has invested could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cybersecurity events.

The Cauchari-Olaroz Project

The scientific and technical information set out below regarding the “Cauchari-Olaroz Project” is derived from the Cauchari FS which was prepared by: Daron Abbey, M.Sc., P.Geo., Roger Kelley, Chem. Eng., and Mark King, Ph.D, P.Geo., all of whom were independent QP’s at the time of preparation for the purposes of NI 43-101. A copy of the Cauchari FS is available on the Company’s website at www.lithiumamericas.com and SEDAR at www.sedar.com.

The Cauchari-Olaroz Project is a lithium brine mineral project located in Jujuy Province, Argentina. The Cauchari-Olaroz Project is operated through the Company’s 50% held subsidiary, Minera. SQM owns the other 50%.

Los Boros Option Agreement

On March 28, 2016, Minera entered into a purchase option agreement (“Los Boros Option Agreement”) with Los Boros for the transfer of title to Minera of certain mining properties that comprised a portion of the Cauchari-Olaroz Project. Under the terms of the Los Boros Option Agreement, Minera paid US$100,000 upon signing and has a right to exercise the purchase option at any time within 30 months for the total consideration of US$12,000,000 to be paid in sixty quarterly instalments of US$200,000. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: third year of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tonnes of LCE. As a security for the transfer of title for the mining properties under the Los Boros Option Agreement, Los Boros granted to Minera a mortgage for US$12,000,000.

If Minera exercises the purchase option, the following payments and royalties will have to be paid to Los Boros:

•	US$300,000 within 10 days of the commercial plant construction start date; and

•	3% net profit interest for 40 years, payable in pesos, annually within the 10 business days after calendar year end.

The Cauchari Joint Venture can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7,000,000 and the next 20 years for additional US$7,000,000.

JEMSE LOI

In October 2012, Minera entered into a letter of intent with JEMSE, whereby JEMSE may acquire an 8.5% equity interest in the Cauchari-Olaroz Project in consideration for $1 and providing management services as required to develop the project. These management services include liaison with the national customs authorities, with the governing bodies of the province of Jujuy and the municipality of Susques, with the authorities of Argentina’s Central Bank to facilitate the import and export of currency, and sourcing local service and other providers for project-related matters. JEMSE would only acquire this equity position upon completion of project financing for the Cauchari-Olaroz Project.

JEMSE would be required to cover its pro rata share of financing requirements for the construction of the Cauchari-Olaroz Project. These funds would be loaned to JEMSE by the other shareholders of Minera and would be repayable out of one-third of the dividends to be received by JEMSE from Minera over future years of the Cauchari-Olaroz Project. A definitive agreement with JEMSE is to be negotiated once project financing is obtained.

Property Description, Location and Access

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The nearest port is Antofagasta (Chile), located 530 km to the west. Access is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. The midpoint between the Olaroz and Cauchari Salars is located on Highway 52, 55 km west of the Town of Susques. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely embarkation ports for the product. Access is possible through a gravel road (Route 70) which skirts the west side of the salars, this road is approximately 1 km from the plant site.

LAC acquired its interest in the Cauchari-Olaroz Project, through its Argentinean subsidiary Minera, through direct staking or entering into exploration contracts with third party property owners. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The area that contains the resource and reserve estimate is covered by mining concessions which grant the holder a perpetual mining right subject to the payment of a fee and an agreed upon investment.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. LAC signed contracts with each aboriginal community to have the right to develop the mine and for surface use, water use, transit, and building ponds and facilities. LAC also agreed to support local communities through a number of infrastructure and education programs.

History

Historically, Rio Tinto has mined borates on the western side of Cauchari, at Yacimiento de Borato El Porvenir. Grupo Minero Los Boros S.A. mines a few thousand TPA of ulexite on the east side of the Olaroz Salar. No other mining activity (including lithium production) has been recorded at the properties comprising the Cauchari-Olaroz Project. LAC acquired mining and exploration permits across the Cauchari and Olaroz Salars during 2009 and 2010 and initiated lithium exploration activities over these claims during 2009.

Geological Setting, Mineralization and Deposit Types

Geology

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of Lower Ordovician turbidites (shale and sandstone) intruded by Late Ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

The salars are in-filled with laminar deposits, dominated by the following five primary informal lithological units that have been identified in drill cores: (i) red silts with minor clay and sand; (ii) banded halite beds with clay, silt and minor sand; (iii) fine sands with minor silt and salt beds; (iv) massive halite and banded halite beds with minor sand; and (v) medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

Mineralization

The brines from Cauchari are saturated in sodium chloride with total dissolved solids on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include: potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in NaCl, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

Deposit Type

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the USA was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

Exploration

Other than drilling, the exploration programs conducted on the Cauchari-Olaroz Project area included the following:

•	Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.

•

Time Domain Electromagnetic (TEM) Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar. The TEM survey results indicate that the method can be used to determine resistivity contrasts within the salar.

•

Vertical Electrical Sounding (VES) Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces, and extensive fresh water occurrences. The VES results enabled the differential of the five zones on the Archibarca Fan and salar perimeter locations. The VES results are also useful for general delineation of the fresh water/brine interface on the salar boundary.

•

Surface Water Sampling Program – An ongoing program is conducted to monitor the flow and chemistry of surface water entering the salars. Data acquired from this program supported the water balance calibration and numerical groundwater modelling.

•	Pumping Test Program – Pumping and monitoring wells were installed and pumping tests were conducted at five locations to estimate aquifer properties related to brine recovery and fresh water supply.

•

Boundary Investigation – This test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter. Data from this program were interpreted in conjunction with the VES survey and support the extension of the hydrostratigraphic model and the lithium grade interpolation to the outer boundaries of the salar and the evaluation of numerical model boundary conditions for lithium.

•	Numerical Modelling – A detailed numerical evaluation of existing natural brine conditions and predicted responses to long term brine pumping was conducted to support the reserve estimate on the property.

The above exploration initiatives along with several other programs such as surface sampling, a gravity survey, airlift testing program and the drill programs were used to support the resource and reserve estimates at the Cauchari-Olaroz Project as set out herein.

Drilling

Reverse Circulation (RC) Borehole Drilling

In September 2009 and August 2010, LAC conducted dual tube reverse circulation drilling to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional Quality Control samples). The sampled brines had a relatively low Mg/Li ratio, indicating that the brines would be amenable to a conventional lithium recovery process.

Diamond Drilling (DD) Borehole Program

Diamond drilling at the Cauchari-Olaroz Project was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes, some of which were completed as observation wells for future brine sampling and monitoring, and collection of 127 field brine samples (and additional Quality Control samples).

Sampling, Analysis and Data Verification

Sampling Method

During RC drilling, rock chips and brine were directed from the drill cyclone into a plastic bag, over a one m interval. After the field measurements were taken, the brine sample was split into three, one-litre, clean plastic sample bottles. Two samples were mixed to form one sample, which was shipped to ASA. During diamond drilling PQ or HQ diameter cores were collected through a triple tube sampler. The cores were taken directly from the triple tube and placed in wooden core boxes for geologic logging, sample collection, and storage. Undisturbed samples were shipped to D.B. Stephens & Associates Laboratory in the USA for analysis of geotechnical parameters. Brine sampling was conducted in selected DD program borehole locations. A two-valve low-flow pump was used to extract brine samples from the subsurface. After analysis of field and filed laboratory parameters, brine samples were split into three, one-litre, clean, plastic sample bottles. Two samples were mixed to form one sample, which was shipped to ASA.

Security

Samples were taken daily from the drill sites and stored at the Susques field office of LAC. All brine samples were stored inside a locked office, and all drill cores were stored inside a locked warehouse adjacent to the office. Brine samples were picked up from the Susques field office by the analytical laboratory every Friday and transported to Mendoza in a laboratory truck. Solid samples were periodically driven to Jujuy approximately three hours from the site. In Jujuy, solid samples were delivered to a courier for immediate shipment to the appropriate analytical laboratory.

Assaying and analytical procedure

Brine samples were analyzed by ASA, a laboratory independent from the Company. For the first six RC boreholes, sulphate was assayed using the turbidimetric method, with checking of 20% of samples using the gravimetric method. Subsequent samples were analyzed using only the gravimetric method. The argentometric method was used for assaying chloride and volumetric analysis was used for carbonates.

Laboratory measurements were conducted to total dissolved solids, density and pH. D.B. Stephens and Associates Laboratory carried out selected geotechnical analyses on undisturbed samples from the geologic cores. Specific gravity was conducted for four formation samples as well as the relative brine release capacity method which is used to predict the volume of solution that can readily be extracted from an unstressed geologic sample.

Quality Assurance and Quality Control

Brine samples were bottled directly from the pumping test weirs and assayed at ASA, with some confirmatory assays done at Acme Santiago and the University of Antofagasta. LAC has been running a quality control program to monitor the quality of assays from ASA, which includes the insertion of a field blank, a field duplicate, and one of two remaining standards that appear to be relatively stable. These data were compiled by LAC staff and then sent to Smee and Associates Consulting Ltd. for confirmation of the accuracy and precision of the analysis.

Data verification

The QP’s responsible for the preparation of the Cauchari FS, conducted the following forms of data verification: visits to the Cauchari-Olaroz Project site and LAC corporate office; review of LAC sampling procedures, although it is noted that actual brine sampling was not viewed due to the nature of the geologic units encountered by the RC drill at the time of the site visits; inspection of original laboratory results forms for the LAC brine dataset; inspection of electronic copies of the LAC brine dataset and comparison with corresponding stratigraphic logs; review and inspection of LAC field and laboratory QA/QC results; review of publicly available information from an adjacent exploration property in Olaroz Salar; inspection of borehole logs; inspection of the Cauchari-Olaroz Project database; review of all data handling methods and procedures; inspection of original laboratory results forms for the LAC brine dataset and the Cauchari-Olaroz Project database. One brine sample was taken from PB-04 by the QP during a site visit in 2017 and analyzed at AGAT Laboratories in Mississauga.

Mineral Processing and Metallurgical Testing

Development of the Salar de Cauchari brine process proceeded at qualified laboratories and pilot facilities located at the Cauchari-Olaroz Project. The Cauchari FS does not take into consideration the potential impact of POSCO’s proprietary mineral processing technology used at the demonstration plant.

In late 2010 and early 2011, Universidad de Antofagasta (Chile) determined the brine evaporation sequence. Tests conducted on a straight, CaO-treated, and CaCl2-treated brine led to the conclusion to treat brine with CaO to reduce Mg and Sulfate levels.

Evaporation pan testing at the Salar De Cauchari pilot facility provided additional data utilized in mathematical and thermodynamic models.

Optimization testing of the Mg-liming process in Minera’s laboratory enhanced the accuracy of lime consumption, solids settling rate, and brine purity assumptions.

Boron solvent extraction bench testing performed on terminal brine from the evaporation ponds showed that the extraction process should be performed at pH 4 using hydrochloric acid, and re-extraction at basic pH using a solution of sodium hydroxide.

At the Salar de Cauchari pilot facility, an entire sequence of ponds simulated evaporation and liming at a larger scale. Optimum manganese and sulfate reduction performance was obtained from liming midway in the evaporation process with 10% excess lime. This proved to have the lowest brine entrapment and LiKSO4-related lithium losses.

In the Lithium carbonate pilot plant, final polishing of manganese, calcium and sulfate was tested. Lithium carbonate yields higher than 85% were obtained from purified brine. Carbonation temperature and reagent dose optimization testing was also performed.

Sylvite flotation tests conducted at the Saskatchewan Research Counsel, Mining and Minerals division, established a process for the recovery of potash for commercial grade fertilizer.

2012 Feasibility Study and Mine Plan

In 2012, Former LAC completed an initial reserve estimate and mine plan as part of the filed Cauchari FS. The results concluded that the Cauchari-Olaroz Project has proven and probable reserves sufficient to operate at a production rate of up to 40,000 TPA of lithium carbonate and up to 80,000 TPA of potash for 40 years, which would include an initial five year ramp-up period. The reserve and resource estimate is summarized in the tables below for both lithium and potassium. The reserve and resource estimates are expressed relative to a lithium grade cut-off of ≥ 354 mg/L, which was identified as a brine processing constraint. The effective date of the estimates was July 11, 2012.

Lithium Reserve and Resource Summary

Description	mg/L	Lithium (tonnes)	Lithium Carbonate (tonnes)	Brine (m³)
Proven Reserves	679	37,000	197,000	5.50 x 10	[7]
Probable Reserves	665	477,000	2,517,000	7.16 x 10	[8]
Updated Measured Resource	630	576,000	3,039,000	9.14 x 10	[8]
Updated Indicated Resource	570	1,650,000	8,713,000	2.89 x 10	[9]
Potassium Reserve and Resource Summary
Description	mg/L	Potassium (tonnes)	Potash (tonnes)	Brine (m³)
Proven Reserves	5,483	302,000	576,000	5.50 x 10	[7]
Probable Reserves	5,395	3,863,000	7,378,000	7.16 x 10	[8]
Updated Measured Resource	5,156	4,714,000	9,003,000	9.14 x 10	[8]
Updated Indicated Resource	4,753	13,755,000	26,271,000	2.89 x 10	[9]

Further information about the 2012 feasibility study and mine plan results can be found in the Summary Section of the Cauchari FS (Section 1). This section includes information about: (i) key assumptions, parameters and methods used for the resource and reserve estimates; (ii) factors that may affect the calculations for the resources and reserves; (iii) a description of mining operations; (iv) a description of processing and recovery operations; (v) capital and operating costs; and (vi) economic analysis.

Upon disclosure of the updated feasibility study, as discussed below, the results of the 2012 feasibility study and mine plan will no longer be current.

Updated Feasibility Study

An updated feasibility study on the Cauchari-Olaroz Project (“Stage 1 DFS”), covering an initial 25,000 TPA of lithium carbonate production capacity (“Stage 1”) is substantially complete and the Company anticipates being ready to disclose the full results of that study shortly following the filing of this AIF. LAC has confirmed that the feasibility study for Stage 1 will include the following:

•	The project capital cost estimate for the construction of Stage 1 is expected to be approximately US$425million before value-added and other applicable taxes;

•	The operating cost estimate will be at the low end of the cost curve compared to producing lithium operations;

•

A solar evaporation application for brine pre-concentration, lime treatment of pre-concentrate brine for magnesium chloride precipitation, and additional precipitation/solar evaporation ponds to concentrate the feed to process plant;

•	The lithium carbonate plant including impurities removal stages to produce battery grade lithium carbonate;

•	No facilities for production of potassium chloride in consideration of low market price of this product;

•	The parties expect to be in a position to commence construction in the first half of 2017;

•	The construction schedule is estimated at two years, and the production ramp up includes 2 years to reach full production due to brine conditioning requirements; and

•

During the construction period, Minera’s direct employment in the province of Jujuy is estimated to be at least 800 people; once in operation, Minera is expected to employ approximately 300 people in permanent positions.

Lithium Americas will be responsible for contributing 50% of capital expenditures for development of the project, amounting to approximately US$212.5 million based on the Stage 1 DFS, before taxes and working capital.

Future Development Studies

Minera is pursuing a development plan at the Cauchari-Olaroz Project that targets 50,000 TPA of lithium carbonate production capacity in two stages, with each stage consisting of 25,000 TPA of lithium carbonate. Following release of the Stage 1 feasibility study, which covers the initial stage of this overall development plan, LAC contemplates working with SQM to prepare a study that covers the full development plan. Many aspects of the development for Stage 1 have been designed to permit scalability to a larger 50,000 TPA production rate.

The Lithium Nevada Project

The scientific and technical information set out below regarding the “Lithium Nevada Project” is derived from the Lithium Nevada TR which was prepared by: Mario Rossi, FAusIMM, and Timothy J. Carew, P. Geo., each of whom were independent QP’s at the time of preparation for the purposes of NI 43-101. A copy of the Lithium Nevada TR is available on the Company’s website at www.lithiumamericas.com and SEDAR at www.sedar.com.

The Lithium Nevada Project is a phyllosilicate clay-based lithium project and has been the subject of extensive exploration and development work. The Company is currently advancing permitting and process engineering for this project.

In 2016, the Company completed the most recent pilot plant program at its demonstration plant in Germany. This work has increased the Company’s understanding of the processing and engineering requirements for the production of lithium products from the Lithium Nevada Project. Considering the recent results, the Company has determined that additional specific engineering work will be required to optimize the front end of the process to produce lithium hydroxide monohydrate on a commercial scale.

In addition, the Company has become aware of recent technological advancements in producing lithium compounds from brines, and believes these innovative and sustainable technologies warrant further review for potential incorporation into the Nevada processing plant design. As a result of these additional reviews, the Company determined that its pre-feasibility study completed in March 2012 was no longer current, and on June 22, 2016, the Company completed the Lithium Nevada TR disclosing only mineral resource estimates on the property.

Property Description and Location

The Lithium Nevada Project comprises an area of approximately 15,233 hectares within Humboldt County, Nevada, that is approximately 100 km north-northwest of Winnemucca and 40 km west-northwest of Orovada, Nevada. Situated in a remote section of northern Nevada, the Lithium Nevada Project consists primarily of sparsely populated ranch land within, and surrounded by, BLM lands on the northwest, western and southern sections of the McDermitt caldera. LAC holds the unpatented mining claims (the “claims”) indirectly through Lithium Nevada and KV.

In connection with the Royalty Purchase Agreement, as amended by the Royalty Amending Agreement, Orion holds a royalty on all production from the prospective mine, which entitles them to receive an 8% royalty payable until royalties in an amount equal to the aggregate purchase price of US$22 million have been paid, after which time the royalty will decrease to 4.0%, subject to the Company’s right to reduce the royalty rate to 1.75% at anytime on payment to Orion of US$22 million.

Additional royalties exist over: (i) the U 17-20 Claims, consisting of a net smelter return royalty of 1.5% on production from the U 17-20 Claims, that provides for an advance payment of US$1,785 annually; and (ii)the U 21-22, 24, 44, Uravada 23, 25-30, 46-56 (even), and 61-69, consisting of a net smelter return royalty of 3.0% that provides for an advance payment of US$50,000 annually, in each case advanced payments will be credited against royalty payments otherwise payable. These claims do not cover the Stage 1 Lens or Stage 2 Lens, and are not the focus of the Company’s current activities.

The Company holds a current exploration permit in good standing, and has done so in each year since 2006, and also holds all necessary federal and state permits and approvals to conduct exploration activities at the Stage 1 Lens.

A PoO was submitted to the BLM in May 2008 for an extensive drilling and trenching exploration program to further delineate the resources of the Stage 1 Lens. That action included preparation of an environmental assessment. A revision to the PoO was filed in November 2009 and approved in January 2010.

The BLM and Nevada authorities approved a PoO and environmental impact Statement, and granted authorization for the Company to develop and extract lithium bearing clay from a 110-acre area of the Stage 1 Lens. With all required environmental permits successfully obtained, hectorite clay can now be selectively extracted from two open pits at the Lithium Nevada Project for use as feedstock for the RheoMinerals™ Business.

No environmental liabilities are known to exist at the Lithium Nevada Project, other than an accrued decommissioning obligation of approximately US$170,000.

Summary of Mineral Title Regime

The underlying title to the Lithium Nevada Project is held through a series of claims. LAC holds its interests in the claims indirectly through wholly-owned subsidiaries. A mining claim provides the holder with the rights to all locatable minerals on the relevant property, which includes lithium; however, this interest remains subject to the paramount title of the federal government who maintains fee simple title on the land.

The holder of claim maintains an entitlement to the claim, provided it meets the obligations for claims as required by the Mining Act. At this time, the principal obligation imposed on the holders of claims is to pay an annual fee, which represents payment in lieu of assessment work required under the Mining Act. The annual fee of US$155.00 per claim is payable to the BLM in addition to a fee of US$12.00 per claim paid to the county recorder of the relevant county in Nevada (or, in a small number of cases, Oregon) where the claim is located. Claim holders record annually an affidavit of payment of the fees and notice of intent to hold.

A claim does not, on its own, give the holder the right to extract and sell locatable minerals, as there are numerous other regulatory approvals and permits required as part of this process. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals. The Mining Act also does not explicitly authorize the owner of claim to sell minerals that are leasable under the Leasing Act, which includes potassium and sodium. The BLM is vested with a great deal of discretion in the management of the right to sell minerals governed by the Leasing Act, particularly where they represent a potential by-product to an economically viable mineral deposit governed by the Mining Act. LAC has initiated discussions with BLM to determine what, if any, contractual or regulatory approvals will be required to sell upgraded potassium sulfate and sodium sulfate as by-products to lithium production and to confirm LAC’s priority to such approvals, but the matter has not been determined. See “Describe the Business – Risk Factors” for further details.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Lithium Nevada Project is via a paved highway until approximately 70 km north from Winnemucca to Orovada and then heading west-northwest for 33 km on a paved highway toward Thacker Pass to the project area. On-site access is via numerous gravel and dirt roads. Roads are all season and in generally good repair, but may be closed for short periods due to extreme weather in the winter. The nearest railroad access is in Winnemucca. Elko, 264 km east of Winnemucca, and Reno, 264 km southwest of Winnemucca (both on U.S. Highway 80), offer commercial air service.

Northern Nevada has a high desert climate with cold winters (average minimum -3°C in January) and hot summers (up to 35-40°C). Snow is expected from October to May, although it typically melts quickly. Nearby mining operations operate continuously throughout the winter. Elevations in the Stage 1 Lens area are 1,434 m to 1,624 m and in the Stage 2 Lens are 1,524 m to 2,150 m. Vegetation consists of sagebrush and grasslands at all elevations

Due to the large-scale gold mining industry in the Winnemucca area, local resources include all of the amenities required for large-scale mining. There are several gold and copper mines in the area, providing an experienced work force and adequate support for mining operations. Most of the workers for any future mining operations would likely need to be sourced in Winnemucca because of the sparse population in the project area.

There is currently a 115 kilovolt power line that passes through the project area. Water is available in the region and water rights have been obtained and can be sourced from the adjacent Quinn River Valley which is in the same watershed basin as the project site. An independent groundwater study has been completed by Schlumberger Water Services. There is sufficient space within the project area to accommodate the processing plant and mine support facilities, overburden placement site, anticipated dry tailings storage facility, the limited wet tailings storage facility, water diversions, and containments.

History

The claims constituting the Lithium Nevada Project were previously held by Chevron, which began exploration for uranium in the McDermitt Caldera area in 1975. Early in Chevron’s program the USGS alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera.

Chevron’s activities continued into 1978 and 1979 with a drilling program that evaluated the thickness of the clays, obtained samples of the clay for engineering analysis, and further investigated the lithium resource potential. From 1980 to 1987, Chevron continued to drill holes on lithium targets and conducted extensive metallurgical testing of the hectorite deposits to determine amenability of the deposits to extraction of lithium.

Chevron leased many of the claims that comprise the Lithium Nevada Project to J.M. Huber Corporation in 1986. In 1991, Chevron sold its interest in the claims to Cyprus. In 1992, J.M. Huber Corporation terminated the lease and it appears that Cyprus allowed the claims to lapse and provided much of the exploration data to Jim LaBret, one of the claim owners from which they had leased claims.

WEDC leased Mr. LaBret’s claims in 2005, at which time he provided WEDC access to the Chevron data and to core and other samples that were available. WEDC also staked 1,643 federal lode claims covering the area that was prospective for lithium, but subsequently dropped 320 of them. WEDC then compiled the Chevron exploration data and commenced preliminary marketing studies.

On December 20, 2007, Lithium Nevada entered into a lease with WEDC. Lithium Nevada conducted a drill program on Stage 1 Lens from late 2007 to May 2008 and completed an initial resource estimate on the property. This was followed by metallurgical testing and completion of a preliminary assessment on the Stage 1 Lens that was disclosed in the Stage 1 PAEE in January 2010.

On March 11, 2011, the Company acquired title to the claims constituting substantially all of the Lithium Nevada Project pursuant to the Purchase and Sale Agreement. See “Describe the Business – Lithium Nevada Project – Summary of Mineral Title Regime”.

On December 14, 2011, the Company announced the results of the 2012 PFS. Two scenarios were evaluated: A startup scenario based on mining and processing ore at a design throughput rate of 2,100 tonnes per day (13,000 TPA lithium carbonate), and a full production scenario to double production four years after startup (26,000 TPA lithium carbonate). The 2012 PFS demonstrated that the Lithium Nevada Project could produce lithium carbonate at an estimated average cash cost, net of by-product credits, of US$968 per tonne once full production of 26,000 TPA lithium carbonate is achieved. Initial startup capital, including contingency is expected to be approximately US$248 million. Incremental development capital to double lithium carbonate production to 26,000 TPA was estimated at approximately US$161 million. Sustaining capital of US$40 million including contingency, is primarily composed of surface mine equipment, expansions of dry stack tailings and surface water management and mine closure.

Geological Setting

The Lithium Nevada Project is located in the McDermitt Caldera, a well-preserved Miocene collapse structure in north-western Nevada and southern Oregon. Because of the good exposures and preservation of the caldera complex, the area has been the focus of significant research activity over several decades by the USGS.

Volcanic activity began approximately 27 million years ago with eruption of interlayered basaltic, andesitic, and dacitic flows and tuffs. The volcanic units were deposited on a basement of Cretaceous granitic rocks with significant topographical relief. Explosive rhyolitic volcanism began approximately 18.7 million years ago and resulted in formation of a number of extensive ignimbrites (ash flow tuffs) and resultant nested calderas. The rhyolites of the McDermitt Caldera are anomalous in lithium and mercury and slightly anomalous in uranium when compared to average rhyolite. Lithium reaches 300 ppm in both ignimbrites and glassy tuffs, approximately six times greater than average rhyolite. Volcanic activity concluded by resurgence of the central part of the caldera, intrusion of rhyolite into the ring fracture zones around the caldera, and formation of a “moat” between the topographic wall of the caldera and resurgent dome in the center of the caldera. This moat then filled with volcaniclastic sedimentary rocks in a lacustrine environment. Hydrothermal alteration of the volcaniclastic sedimentary rocks or other processes produced hectorite and possibly other lithium-bearing minerals within the moat-filling sediments.

Chemical analysis of the unit showed that it is peralkaline rhyolite. Between 18 and 15.8 million years ago, four additional large-volume ignimbrites formed by eruptions. Most were peralkaline rhyolites with a total thickness of approximately 560 m. Each of these ignimbrite eruptions caused caldera collapse which formed a complex of nested calderas. The best-preserved caldera is in the extreme southern part of the complex and is informally known as the Calavera caldera which is nearly circular and approximately 18 km across.

Within the local geology are the five clay-based lenses that form the Lithium Nevada Project. The important rock type is a lithium-rich claystone that may be the product of intense hydrothermal alteration of volcaniclastic rocks or the product of clay formation in the bottom of an alkaline lake. The general continuity and geometry of the deposits has been defined by drilling in all five areas on about 500 m centers. Drilling at the Stage 1 Lens has confirmed continuity of the mineralization to as close as 60 m.

The Stage 1 Lens is the southernmost and smallest of the mineralized lenses in the area. The lens is composed of an approximately 3 to 5 m thick layer of alluvium underlain by lithium enriched interbedded claystones, ash-rich clays and ash layers up to 60 to 90 m thick in the northwest and southwest ends of the project area. These claystone-ash layers thin in the middle of the proposed pit coinciding with faulting and a predominance of brown-black basalts. Shallow interbedded basalts occur in the northwest end of the pit and are found deeper in the southeast end. The lithium-rich beds with higher lithium concentrations (>4,000 ppm) are generally found deeper in the deposit (below 30 m). The base deposit varies across the project area averaging between 68 to 90 m and is marked by an obvious transition to an oxidized silicified claystone and ash layer.

The Stage 2 Lens mineralized beds are comprised mainly of a dark green claystone, at times intercalated with arkose beds and, in the North-East region of the modelled area, a conglomerate body. Lithium-rich beds are generally 10 to 60 m thick in most areas. LAC’s drilling shows that the average thickness of lithium mineralization is thicker than that indicated by Chevron data, because, as was the case in the Stage 1 Lens, some of the Chevron holes stopped in mineralization.

Lithium Mineralization

The primary minerals of interest are lithium-rich smectite and illite clays. The lithium grade in the clays show a correlation with depth, typically peaking in grade between 45 and 65 m depth. The depth and grade also correlates well with the gradual transformation of clays from smectite to illite facies. This clay transformation process is a result of hydrothermal alteration of the deposit. Other elements, such as potassium, rubidium and fluorine have statistical correlations with the lithium grade (Castor, 2011). Mineralogically, clays associated with analcime-potassium feldspar contains the highest concentrations of lithium. In the McDermitt Caldera, an analcime-potassium feldspar zone occurs along the western edge. Here clay beds are 30 or more m thick and contain as much as 0.65% lithium. This area hosts the Lithium Nevada Project. The multiple lithium-bearing clay beds in this area are reasonably well indurated and uniformly light to dark green. The Stage 1 Lens is the southernmost lens, in the area of interest.

Exploration drilling by the Company in the Stage 1 Lens has resulted in identifying clay-rich sequences with lithium concentrations exceeding those in previous studies. The overall weighted average concentration for clays and clay/ashes is roughly 0.25% in the project area. However, if only clay, clay/ash and ash intervals exhibiting 0.4% or more are considered, then the average concentration is between 0.5% and 0.6% for clay intervals and 0.4% and 0.5% for ash and clay/ash intervals.

At the Stage 2 Lens, mineralization is continuous over significant areas and appears to be thicker than other areas based on recent drilling, with most of the modeled area hosting 50 m or more of lithium mineralization above 1,000 ppm. The average grade for intercepts greater than 1,000 ppm is about 2,565 ppm with maximum grades in excess of 4,000 ppm lithium. Three to seven m of alluvium cover much of the deposit.

Exploration

Exploration on the Lithium Nevada Project has focused on geological mapping to delineate the limits of the moat volcanoclastic sedimentary rocks and drilling to determine the grade and location of mineralization. Much of the area has been covered by airborne gamma ray spectrometry, but those data are not pertinent to exploration for lithium. Initial exploration in the region began with a focus on uranium, but switched primarily to lithium in the late 1980s when Chevron still controlled the mining interests. There is no record of other exploration in the project area.

Claim surveying was performed by third party consultants using theodolites and laser-source electronic distance m to survey the claims. LAC used a Trimble differential GPS to survey collar locations.

In addition to drilling, the Company developed two test pits on the Stage 1 Lens in January 2010 to obtain large bulk samples for metallurgical test work. A total of 15 samples were collected for assay. Intervals were selected to make a composite which would approximate the ore body. These composites were shipped to the Outotec GmbH facility in Germany for test work.

The topographic surface of the project area was mapped by aerial photography at 0.35 m resolution in 2010 using third party consultants. This information was obtained by MXS, Inc. for LAC. The flyover resolution was 0.35 m. Ground control and field surveys of drill hole collars, spot-heights and ground-truthing were obtained using Trimble equipment.

In August 2013, the Company announced that it had completed the excavation of a bulk sampling site to produce and test its RheoMinerals™ organoclay products at its Fernley Facility. The target clay lens was encountered, as expected, at a depth of approximately 3 m below an alluvial surface layer comprised primarily of silt, sand and gravel. The clay lens measured approximately 2 to 3 m in thickness and was continuous across the approximate 25 by 30 m area of excavation. The viscosity gel results (overnight Fann test) indicated good gelling characteristics in order to meet American Petroleum Institute guidelines. The clay was of high purity and amenable to producing an organoclay using a dry processing method.

Drilling

LAC drilled 51 core holes on the project area between 2007 and 2009 to expand on Chevron’s drilling work. These holes were drilled with the primary aim of defining lithium occurrences in and the geology of the deposit. LAC drilled 37 core holes for assay and lithologic information and five RC holes to compare drilling techniques. The RC method produced biased assay results in the Stage 2 Lens area so the method was abandoned. Seven PQ-sized holes were drilled to support metallurgical test work. Two sonic holes were drilled to test the drilling procedure.

LAC conducted another drill campaign at the Stage 1 Lens in January 2010, drilling an additional 161 holes to support resource estimation. The drill hole spacing was prescribed by the geostatistical methods which included variography to determine optimal spacing for inclusion in inferred, indicated and measured categories. The geologic model included a total of 197 holes and a total length of approximately 18,500 m, Chevron drill holes were excluded from the model. All drill holes included in the resource estimate were drilled essentially vertically (88.8 to 90 degrees) with the exception of one hole, which was drilled at 70 degrees. All mineralization thicknesses recorded in boreholes are treated as true thicknesses.

A total of 38 additional HQ (63.5 millimeter) diameter core holes were drilled by LAC in the Stage 2 Lens area during 2009, and two of the Chevron core holes were re-analyzed by LAC, showing grades for all four elements of interest, lithium, potassium, sodium and fluorine.

LAC also analysed drill core from Chevron, although data from these holes was not included in the geological model used for resource estimation.

Sampling, Analysis and Data Verification

Drilled core was brought to the core shed from the field; the boxes of core were logged, photographed, cut and sampled by Company employees and consultants. The length of the assay samples was determined by the geologist by lithology and averaged 1.46 m. The core was cut in half with diamond blade saws and the right half bagged for sampling. For duplicate samples, one half of the core is cut in half again and the two halves are bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity. Randomly inserted in the sample stream were QA/QC samples, which represent 11% of the total assays. The QA/QC samples include blanks to test for contamination, high and low grade lithium standards to test for accuracy and duplicates to test for precision.

Drilled core samples from the Stage 1 Lens drill program were primarily sent to ALS of Reno, Nevada. The samples were picked up by ALS in trucks that arrive from Winnemucca or are delivered to ALS by LAC employees. At ALS, the samples were dried at a maximum temperature of 60 degrees Celsius and the entire sample was then crushed with a jaw crusher to 90% passing a ten-mesh screen. Nominal 250 gram splits were taken for each sample using a rifle splitter. This split is pulverized using a ring mill to 90% passing a 150-mesh screen.

ALS’ analysis included four-acid digestion and inductively coupled atomic emission plasma spectroscopy to ensure that elevated metal concentrations were not present which would interfere with inductively coupled plasma mass spectroscopy analyses.

Approximately 6% of the QA/QC samples did not conform to the established criteria. The Company re-assayed the highest 16 lithium values for drill holes LAC-01 through LAC-37 and LAC-40 through LAC-200. Following this re-testing, it was concluded that the overall deposit estimates may be lower by at most 2-3%, which is considered within industry standards.

The QP who conducted the review of the Stage 1 sampling program recommended changes be adopted for future drilling programs, including check coarse duplicates (after first crush, usually 10 mesh material); sending pulp and coarse duplicates to a second laboratory; adding a standard in the 1,500 to 2,500 ppm Li range (to ensure adequate accuracy around the presumed economic cut-off grades); and adding a potassium standard (obtained from the Stage 1 Lens area). The QP also recommended that the protocols and procedures for QA/QC be compiled and made part of an overall QA/QC document for the project, to include field sampling practices, sample preparation and assaying protocols, laboratory QA/QC and database validation.

Sampling of drill core from the Stage 2 Lens was substantially similar to the process used in the Stage 1 Lens.

The Company did not employ significant security measures on its samples, apart from restricting handling to employees and designated consultants before delivering to ALS, because a significant amount of lithium would need to be inserted to have an effect on results and this was deemed unlikely. Likewise, the bulk nature of the commodities under analysis meant the risk of theft was very low. Nevertheless, the QP recommend that all future sampling programs employ an expanded sample security protocol that includes formal chain of custody documentation. The security procedures should form part of a larger QA/QC program to ensure consistent practices along the entire sequence of processes, from the field to the building of the electronic database.

For resource estimation purposes the QP compiled an assay and lithological database from assay compilations and summary geological logs supplied by LAC, in spreadsheet format. LAC maintains a tracking chart (Excel spreadsheets) that is used to match analytical data from ALS (provided electronically in the form of both Excel spreadsheets, and secured PDF assay certificates) to the intervals logged by the geologists, and referenced to duplicate sample tags (Sample ID) stapled into the core boxes. LAC also maintains a master chart to track and manage QA-QC samples, the data provided to the QP was excerpted from this database. The QP obtained the certified assay certificates for a sample of 10% of the assay intervals, chosen at random, for comparison with the assay data imported into the resource database. No discrepancies were noted in this comparison exercise. Only a relatively small number of inconsistencies in intervals in the import and data validation process were detected, which were well below 1% of the total intervals and were corrected with LAC.

Mineral Processing and Metallurgical Testing

LAC has continued process development, including bench and pilot size programs for major unit operations, and verification for lithium extraction from the Lithium Nevada clay deposits and advanced the previous work reported in the PAEE. The process was originally based on the USBM work in the McDermitt caldera reported in 1988. The metallurgical testwork commissioned by LAC for the 2012 PFS included programs specific to calcination and the evaporative crystallization process.

Following size reduction, the thermal ore preparation process involved calcining the ore mixed with anhydrite and dolomite to produce soluble sulfates for leaching. Recoverable metals included lithium, potassium and sodium. The calcine was leached in water recovering the sulfates to solution.

The wet recovery process included evaporation and crystallization stages to recover potassium and sodium as sulfates along with lithium as a carbonate, a material suitable for battery manufacture.

The 2012 PFS concluded that it would be necessary to perform a continuous small pilot scale operation. Accordingly, LAC built a demonstration plant to prove the process and demonstrate continuous production for the manufacture of battery grade lithium carbonate from the hectorite clay.

Hazen Research, Inc. in Golden, Colorado was contracted by LAC to continue process development, define process parameters for calcining and lithium carbonate production, and adapt the process to semi-continuous operation.

As a general conclusion, the testing completed so far indicates that LAC can produce high purity and high quality lithium product for use in multiple types of lithium ion battery chemistries. In February 2014, the Company announced it had initiated its planned demonstration plant in Germany to demonstrate the viability of low cost lithium extraction from its Lithium Nevada Project. In April 2014, procurement of equipment for the lithium demonstration plant commenced and in September 2014, the demonstration plant was commissioned. Commencing in mid-October 2014 operations were underway to confirm equipment performance at design conditions. In September 2014, the calcination section of the plant successfully produced enough feed for the lithium extraction plant to operate until mid-December. In this first demonstration campaign, refined lithium carbonate was produced with a purity of 99.8%. In the fall, 2015, a second campaign consisting of 46 tonnes of oxidized clay ore was granulated with reagents and calcined at the IBU-tec kiln facility and subsequently shipped to the Companies demonstration facility at K-Utec for leaching, crystallization and precipitation. The second campaign leaching commenced on November 9th, 2014, and successfully ran continuously. Approximately 38 tonnes of calcined material have been leached to produce a pregnant leach solution (“PLS”). The PLS has been purified and lithium carbonate and glasserite has been produced. Initial leaching results show recoveries that are the same or better than the design criteria.

In August 2016, a third demonstration campaign was conducted for processing ore into calcined material at IBU-tec’s kiln facility. This most recent campaign enabled confirmation of the process parameters, characterization of the off-gas produced from the process, and generation of additional calcine material for further test work. In parallel, the engineering firm Hatch was hired to conduct a conceptual study on how the process could be optimized for producing lithium hydroxide monohydrate as the final product. The Hatch study prompted the Company to explore and revisit alternative process concepts that could lead to both a reduction in costs and environmental footprint. Modeling and bench scale testing is currently underway to demonstrate the viability of these alternative process concepts.

Mineral Resource Estimates

Stage 1 Lens (PCD Lens) Resources

The Company engaged Reserva to provide a block-model based mineral resource estimate for the Stage 1 Lens. The resource estimate was made from a three-dimensional block model using commercial mine planning software (Gemcom GEMS®) and was developed with the Company drillholes available as of June 28, 2011, at which time the Company had drilled and assayed 199 core holes, totalling 19,563 m. The resources are presented using a range of lithium cut-off values. Reserva believes, at a 3,200 ppm (0.32%) lithium cut-off, the Stage 1 Lens has reasonable prospects for economic extraction by open-pit mining. Lithium carbonate is the primary product, with potassium sulfate and sodium sulfate as by-products.

Volcanoclastic moat sedimentary rocks that contain lithium-rich claystone control the Stage 1 Lens mineralization. Sectional interpretations were generated from drill logs for alluvium, claystone (moat sediments), volcanics and basalt, a silicified unit, and bedrock. Two oxidation surfaces were also interpreted, one just below alluvium and another near the claystone/silicified interface. Additionally, a series of faults have been interpreted based on the drill hole data and incorporated into the geologic interpretation. The potentially economic mineralized estimation domain is the claystone. The alluvium and bedrock material have no lithium or potassium grades.

The resources for the Stage 1 Lens have been classified as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” as defined by CIM Definition Standards. The resources are presented in the table below in accordance with the following criteria:

•

measured mineral resources are in blocks (30 m × 30 m x 3 m) estimated using at least three drill holes and four composites within a 200 m × 150 m search radius in the horizontal plane and 20 m in the vertical direction;

•

indicated mineral resources are in blocks estimated using at least two drill holes and five composites within a 100 m × 75 m search radius in the horizontal plane and 10 m in the vertical direction; and

•	inferred mineral resources are blocks estimated with at least three composites within a search radius of 300 m × 225 m in the horizontal plane and 30 m in the vertical plane.

Mineral Resource Statement for the Stage 1 Lens (PCD Lens) as of May 31, 2016:

		Lithium		Potassium		Sodium
Category	Quantity (000’st)	Li%	LCE Quantity (000’st)	K%	Quantity (000’st)	Na%	Quantity (000’st)
Measured	50,753	0.312	843	3.27	1,660	1.13	574
Indicated	164,046	0.285	2,489	3.07	5,036	1.04	1,706
Inferred	124,890	0.294	1,954	3.04	3,792	1.1	1,374

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.
2.

Resources presented at a Li% 0.20 cut-off grade which was determined using the following economic assumptions: US$3.36 Li carbonate/lb; 87.2% metallurgical recovery; US$66/tonne ore processed; US$2.75/tonne material moved.

Reserva reported to the Company that it is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that will materially affect the mineral resource estimates.

Stage 2 Lens (South Lens) Resources

The table below presents the in-situ lithium and potassium mineral resources for the Stage 2 Lens, at a cut-off grade of 0.20% lithium. The potassium grade is considered a by-product of the lithium resource. An average in-situ dry density of 1.96 t/m3 for the mineralized volume was used as tonnage factor.

Mineral Resource Statement for the Stage 2 Lens (South Lens) as of May 15, 2010:

		Lithium		Potassium
Category	Quantity (000’st)	Li%	LCE Quantity (000’st)	K%	Quantity (000’st)	Na%	F%
Indicated	95,000	0.27	1,365.3	3.66	3,477	1.55	0.57
Inferred	47,000	0.26	650.5	3.83	1,800	1.43	0.58

Notes:

1.	Rounding errors may exist.
2.	Contained metal does not allow for mine or metallurgical recovery. Tonnage factor used is 1.96 t/m3.
3.	Economic assumptions do not include any potassium credits.
4.

Conversion factor from Li metal to Lithium Carbonate Equivalent (LCE) used is 5.323. Economic assumptions for cut-off grade determination are: US$3.50 Li carbonate/lb; 60% metallurgical recovery; US$50/tonne ore processed; US$2.20/tonne material moved.

In the Lithium Nevada TR, GSI states that exploration potential exists at the Stage 2 Lens to increase the current resource estimate. The Lithium Nevada TR authors also reported that there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the resource estimates.

Exploration and Development

In April 2012, the Company announced results from electrochemical performance testing by Argonne of lithium carbonate extracted from the Lithium Nevada Project. Several electrochemical cells were fabricated using LAC’s lithium carbonate that was upgraded and purified with carbon dioxide during one of its pilot testing programs. The batteries incorporated three common cathode chemistry types consisting of: lithium manganese spinel (LiMn2O4), olivine (LiFePO4), and lithium nickel manganese composite oxide (LiMn2O3.LiNi0.5Mn0.5O2). Each cell was duplicated to incorporate lithium carbonate obtained from an industry standard Sigma-Aldrich product and compared under the same conditions with LAC product. The initial test results demonstrate superior performance by LAC’s product for olivine chemistry, and similar or slightly better performance for the other two cathode chemistries when compared against the Sigma-Aldrich standard.

Future development will focus on advancing flowsheet concepts on a mandate to minimize the resource-intensity and environmental footprint of extracting lithium from the deposit. Further geological work will be performed, with a vision to demonstrating how the project could scale beyond the 26,000 TPA LCE production rate originally proposed in the 2012 PFS.

Development of the project would include on-site infrastructure development including the mine, process plant, tailings impoundments, and ancillary facilities. The project requires multiple permits and approvals from regulatory agencies and other entities at the federal, state and local levels. Lithium Nevada has completed baseline studies for geochemistry, vegetation, wildlife (including extensive studies for the Greater Sage-grouse), surface and groundwater quality and quantity, wetlands and waters of the U.S., seep and springs; soils, cultural resources, noise, visual analysis, weather monitoring, and other issues specific to the Lithium Nevada project area. The collected baseline study data will support the overall permitting and approval process for the proposed project, and the completion of the required National Environmental Policy Act environmental study.

The RheoMinerals™ Business

History of the Business

LAC commenced the RheoMinerals™ Business in 2011, initially operating under the name “Hectatone”. The original objective of the business was to generate an alternate source of revenue for the Company by using the hectorite clay located on the Lithium Nevada Project as feedstock to create specialty drilling fluid. The drilling fluid was intended for use as an additive in horizontal drilling in the burgeoning oil and gas fracking industry. The hectorite clay has chemical properties that LAC believed would allow it to develop a high value product for the industry superior to most other drilling additives.

From 2011 to 2014 LAC created a stand-alone management team for the business, and raised financing to purchase land and construct the Fernley Facility manufacturing plant. The Fernley Facility construction was completed in 2015. By early 2015, RheoMinerals Inc. had also developed and completed manufacturing trials for six products for use as rheological additives in drilling fluids. The products are now called: RheoMinerals™ B-91 and RheoMinerals™ B-92 organophilic, RheoMinerals™ RM-99 and RM-100 organophilic sepiolite, Hectagel™ hydrophilic hectorite, and RheoMinerals™ Universal™ organophilic hectorite.

The development of the business was adversely affected by a decline in oilfield activity in North America beginning in the Fall of 2014, resulting in a significant decline in demand for the drilling fluid additives that RheoMinerals Inc. was developing. In response to the decline in oilfield activity, commencing in 2015 RheoMinerals Inc. re-directed much of its focus to non-oilfield market opportunities, while maintaining sales and marketing activity with the oilfield service companies. In 2015 RheoMinerals Inc. initiated a product development program that focused on four markets: Environmental, Animal Feed, Industrial Coatings, and alternative drilling fluid additives for the oilfield market.

RheoMinerals Inc. now has a fully operational manufacturing facility, a wide product line across multiple product sectors, sales activity in those sectors and has established key sales and distribution relationships for its business.

Fernley Facility

The Fernley Facility is an organoclay plant located in Fernley, Nevada, approximately 190 miles from Lithium Nevada Project and approximately 30 miles from Reno, Nevada. The property encompasses 5.47 acres, and hosts a manufacturing complex consisting of three structures totalling 59,300 square feet, including a warehouse, a covered metal storage area that houses the organoclay process plant, and an office/laboratory building. The plant has a production capacity of approximately 24,000 TPA.

RheoMinerals Inc. purchased the property in 2013. The acquisition price was US$1,575,000, of which US$236,000 was paid at the close of the transaction, and the remaining balance of US$1,339,000 was financed by the seller with a ten-year promissory note payable in monthly instalments. The promissory note bears interest equal to 5.251% for the first five years, and then at a reset rate of between 5.5% to 7.5% for the final five years, depending on the prime rate at the time of reset. The note is secured by the purchased property.

Permitting

In late 2013, RheoMinerals Inc. received all major permits for the Fernley Facility including the: (i) Nevada Air Quality Operating Permit, which includes the site’s organoclay processing components, mill burner and thermal oxidizer burner; (ii) design review permit; and (iii) building permit. The North Lyon County Fire Protection District has approved all of the building plans for conformance with fire and safety requirements.

RheoMinerals Inc. identified certain areas within its Stage I Lens of the Lithium Nevada Project for the extraction of clay to support commercial clay development operations. The work conducted to prepare the lithium resource estimate has resulted in that area having the most comprehensively understood geology and characteristics. RheoMinerals Inc. plans to extract the clay as a shallow open pit using contract miners to dig through the alluvial soil, which work to date indicates has a depth of approximately 3 m, and then extract certain clay lens, which range in thickness from 1 to 3 m throughout the deposit. RheoMinerals Inc. has designed its commercial clay extraction plan in a manner that could support concurrent extraction for lithium processing.

Product Types

RheoMinerals Inc.’s original products, B-91 and B-92, have been certified by seven oilfield service companies including three of the major companies. RheoMinerals Inc. markets Rheoflat™ and Gelfast™ products. Rheoflat™ performance technology exhibits a flatter viscosity profile over a wide range of temperature with lower high shear viscosity while increasing low shear viscosity and without compromising gel strength. The Rheoflat™ performance technology is evident in diesel, mineral and synthetic oils. Gelfast™ performance technology enables faster development of rheological properties in challenging environments such as low temperature and low shear conditions. The Rheoflat™ and Gelfast™ performance technologies are designed to improve fluid management throughout the drilling operation. Hectorite product development has been transferred to TOLSA through an alliance between TOLSA and RheoMinerals Inc.

RheoMinerals Inc. has developed Hectabind™, a mycotoxin adsorbent and binding agent for the animal feed industry. Collaborating with Bentonite Performance Minerals (“BPM”), a Halliburton Company, and an existing customer of BPM, RheoMinerals Inc. recently completed its first sale of Hectabind™.

RheoMinerals Inc. has developed an organophilic bentonite granule product, Hectasorb™. RheoMinerals Inc. believes there is a market opportunity for a product that would adsorb hydrocarbons and surfactants during the recycling process for specific industrial aqueous solutions, e.g. industrial wastewater. There is a market for a similar product for use in geosynthetic organophilic clay liners (“GOCL”). Since the early 1980’s, Geosynthetic clay liners (“GCL”) have been in widespread use for water reservoirs and as secondary liners in municipal and industrial landfills. The GOCL product would minimize hydraulic conductivity like GCL products, but would also remove certain types of hydrocarbons.

RheoMinerals Inc. has developed a functional organophilic clay granule product called Hectasorb™ PS-60. Successful pilot production trials have been completed. Hectasorb™ PS-60 samples from these trials were submitted to prospective customers. The product meets performance expectations for the aforementioned applications. Field testing by BPM customers of the Hectasorb product is expected to be completed in the first quarter of 2017.

RheoMinerals Inc. developed a rheology additive, Hectaflow™, which is used as a flow control agent in solvent-borne unsaturated polyester, epoxy and vinyl ester resins. The product has been successfully manufactured in trials conducted by the equipment manufacturer and samples submitted to prospective customers. Concurrently, RheoMinerals Inc. developed another rheological additive, Hectaspend S™, which is used as a high temperature low shear rheological additive for oil based drilling fluids.

In 2016, RheoMinerals Inc. also developed additional rheological additives for oil based drilling fluids which will be launched in 2017. The new rheological additives include RheoMinerals™ B95 organophilic bentonite designed for low shear and cold climate fluid formulation conditions. The new RM99 PLUS is a high purity organophilic sepiolite products designed to improve suspending properties of drilling fluids while improving the management of equivalent circulating density of a drilling fluid. The Hectaspend S product offers similar performance as RM99 PLUS but at higher downhole temperatures.

RheoMinerals Inc. is also collaborating with industry participants on a specialty organophilic clay product for environmental applications. The product will service the existing market to remove organic compounds from industrial wastewater effluent.

RheoMinerals Inc. broadened its product offerings to include several different grades of organophilic bentonite and organophilic sepiolite products. Existing competitive organophilic hectorite products that have been in use for over 40 years are high purity products that exhibit different rheological properties than the RheoMinerals™ organophilic hectorite products. Competitive organophilic hectorite products are manufactured using a water wash purification process that results in high purity products. The purification process is required because the hectorite raw material purity is less than 50%. The Lithium Nevada Project’s hectorite supplied to RheoMinerals Inc. is approximately 90% purity.

Management

By the beginning of 2015, RheoMinerals Inc. had assembled a management team with a significant breadth and depth of experience and knowledge in manufacturing, sales & marketing, product development, and technical support as it relates to drilling fluid composition and functionality with specific experience and knowledge of rheological additives like organophilic clays. By the end of the first quarter of 2015, RheoMinerals Inc. had assembled an experienced team of plant operating and maintenance personnel to effectively manage the process for manufacturing organophilic clay products. By mid-2015 RheoMinerals Inc. had successfully completed manufacturing trials for each of its then current product offerings. RheoMinerals Inc. hired an experienced President in August 2014 and a sales and marketing professional as a Vice President in August 2013. RheoMinerals Inc. hired an experienced drilling fluids specialist as its business development manager in August 2016. As at December 31, 2016, the RheoMineralsTM Business had 18 employees.

Sales and Marketing

RheoMinerals Inc. is working with several prospective customers in the oilfield, industrial coatings, environmental and animal feed markets. Prospective customers are located in North America, Europe, South America, and China have been identified and engaged in the U.S. and Canada. Certain potential customers have requested sample products to test for performance and conformance with their fluid systems. RheoMinerals Inc. has submitted representative production samples to its target customers. RheoMinerals Inc. has achieved certified vendor status with several oilfield service companies and, in addition to clays for use in the oil and gas sector, RheoMinerals Inc. is now a certified vendor with a Fortune 500 industrial group to sell RheoMinerals™ products internationally to the animal feed market as mycotoxin binders.

In September 2014, RheoMinerals Inc. signed a distribution agreement with Raw Materials Corporation of Houston, Texas for specified prospective customers and geographical territories. RheoMinerals Inc. completed its first sale in January, 2015.

In April 2016, RheoMinerals Inc. entered into a strategic alliance with TOLSA, a global leader in the specialized clay sectors. RheoMinerals Inc. and TOLSA signed a non-exclusive Memorandum of Understanding for the purpose of forming a strategic alliance to collectively pursue growth opportunities in the global clay minerals markets. The Memorandum of Understanding contemplates a number of areas of collaboration, including a planned long-term supply agreement of RheoMinerals Inc.’s hectorite clay from its Nevada resource to TOLSA for the manufacture of high purity hectorite-based products.

In November 2016, RheoMinerals Inc. entered into a Technical Assistance and Royalty Agreement with Delmon Co Ltd., part of The Delmon Group of Companies in Saudi Arabia. Delmon has business interests spanning wide market segments of products and services, and is a leading local supplier of oilfield minerals and chemicals to Aramco. Under the Technical Assistance and Royalty Agreement, RheoMinerals Inc. will collaborate with Delmon in the design and construction of a manufacturing facility for specialty additives used in oil based drilling fluids. The initial product offering will include organophilic bentonite and organophilic lignite products. In consideration for technical assistance, RheoMinerals Inc. will receive US$1.2 million in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursements of expenses and costs of technical personnel. RheoMinerals Inc. will also receive royalties from the future Delmon Plant production. Delmon and RheoMinerals Inc. expect to commission the new facility in January, 2018. The project will contribute to the Kingdom of Saudi Arabia’s goals set by the “In-Kingdom Total Value Add Program” (IKTVA) and National Transformation Programs.

For the financial year ended December 31, 2016, RheoMinerals Inc. reported organoclay sales of US$1.2M (2015—$Nil).

Trends and Outlook

RheoMinerals Inc. is pursuing commercial sales arrangements for the RheoMinerals™ Business. RheoMinerals Inc. is also expanding the range of potential applications for its RheoMinerals™ production in order to diversify its business operations in light of the current downturn in oil and gas exploration in the United States.

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment, and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

The global supply of lithium is currently dominated by a small group of companies. Three companies (SQM, Rockwood Lithium Inc. and Ganfeng) supply lithium from brines. SQM and Rockwood Lithium

Inc. have brine operations in the “Puna Plateau”. Albemarle Corporation has a brine operation in the United States and a spodumene (hard rock) operation in Australia. The final company, Sichuan Tianqi Lithium Industries, produces lithium from a spodumene deposit where it has a 51% interest, and Albemarle Corporation has a 49% interest.

LAC believes that although the supply of lithium carbonate is expected to increase in the next 12 to 24 months from a previously completed expansion in South America and an increase of hard rock feedstock (from Australia’s feeding conversion capacity in China), demand may grow faster than new supply.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and regulatory, finance and accounting. The Company relies upon its management, employees and various consultants for such expertise.

Mineral Price and Economic Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Lithium markets are affected by demands for lithium batteries and global economic conditions. Fluctuations in supply and demand in various regions throughout the world are common.

Economic Dependence

The Company’s business is dependent on the exploration, development and operation of lithium properties. The Company is not dependent on any sole contract to sell the major part of the Company’s products or services or to purchase the major part of the Company’s requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which the Company’s business depends.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. The Company has not commenced any bankruptcy, receivership or similar proceedings during the Company’s history.

Reorganizations

LAC completed the Arrangement in September 2015. There have been no other corporate reorganizations of the company.

Foreign Operations

The Company’s properties are located in Argentina and the United States. In particular, the Cauchari-Olaroz Project in Argentina exposes the Company to various degrees of political, economic and other risks and uncertainties. See “Risk Factors”.

The Argentine economy has undergone significant positive changes commencing in the first quarter of 2016 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows. Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures. President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium.

Employees

As at December 31, 2016, the Company had 112 employees and 5 part time and/or consultants working at various locations.

Environmental Protection

The Company’s operations are subject to various government laws and regulations concerning safety and environmental protection. The EIS has been approved by the authorities in Argentina for the Cauchari-Olaroz Project and all permits required to start mine construction have been issued to the Company based on its current mine plan, as described in the Cauchari FS. Within the United States, the Company has received approvals, including environmental approvals by local, State and Federal authorities to commence the mining of hectorite clay in support of the RheoMineralsTM Business. Environmental studies for lithium mining operations at the Lithium Nevada Project are ongoing.

Social or Environmental Policies

The Company aims to minimize the impact of its operations on both local communities and the environment. At the Cauchari-Olaroz Project, a social responsibility plan (the “Social Responsibility Plan”) was developed to incorporate best practices on these matters. The Social Responsibility Plan was prepared in accordance with the Argentina Principles. The Company has, in accordance with the principles in its Social Responsibility Plan, entered into agreements with the aboriginal communities located proximate to the Cauchari-Olaroz Project that aim to promote social development through high quality job creation, training, access to medical assistance and other infrastructure. LAC is also committed to developing the Lithium Nevada Project in a responsible and sustainable manner. The Company takes its responsibilities seriously to protect the environment, to conduct business based on high ethical standards and to make a positive difference in the communities in which it operates.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, 315,416,746 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares of the Company are set out in the Company’s notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s articles provides that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of the Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Warrants

The following table provides details on Company warrants currently outstanding:

	Number of warrants	Exercise Price	Expiry Date

	5,480,475	$0.90	June 9, 2017
	707,583	$0.70	June 9, 2017
	2,843768	$0.8464	May 19, 2018

Total	9,031,826

Stock Options

The following table provides details on Company stock options currently outstanding:

	Number of options	Exercise Price	Expiry Date

	550,000	$0.16	August 30, 2017
	950,000	$0.27	October 21, 2018
	10,000	$0.80	April 1, 2019
	275,000	$0.49	July 16, 2019
	975,000	$0.69	August 15, 2019
	1,104,600	$0.375	April 18, 2019
	3,708,300	$0.286	July 16, 2019
	532,575	$0.3367	February 12, 2020
	1,675,000	$0.30	October 5, 2020
	4,225,000	$0.47	March 30, 2021
	500,000	$0.75	May 1, 2021
	500,000	$0.96	August 11, 2021
	260,000	$0.91	August 30, 2021

Total	15,265,475

Restricted Share Units (“RSU’s”)

The following table provides details on Company RSU’s currently outstanding:

Number of restricted shares	Fair market price on date of grant	Conversion Particulars

400,000	$0.47	March 30, 2017
150,000	$0.75	May 1, 2017(1)
150,000	$0.96	August 11, 2017(1)
400,000	$0.47	March 30, 2018
634,473	$0.47	Earlier of change of control or separation from the Company

(1)	Conversion is subject to vesting on the same dates.

Each RSU provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, with such additional provisions and restrictions as the Board of Directors may determine. The vesting period for the RSU’s is determined by the Board of Directors at the time of grant.

Deferred Share Units (“DSU’s”)

The following table provides details on Company DSU’s currently outstanding:

Number of deferred share units	Fair market price on date of grant

46,543	$0.47

Each eligible director shall be entitled to redeem their DSU’s during the period commencing on the business day immediately following the date such director ceases to hold any directorship and ending on the 90th day following such date by providing written notice of redemption to the Company. Upon redemption, the director shall be entitled to receive the number of Common Shares equal to the number of DSU’s in the director’s account. If the director ceases to hold office during a year where DSU’s have been granted and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of Common Shares.

DIVIDENDS AND DISTRIBUTIONS

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. See also “General Development of the Business – Risk Factors”.

MARKET FOR SECURITIES

Market

The Common Shares of the Company are traded in Canada on the Exchange under the symbol “LAC” and in the United States on OTCQX under the symbol “LACDF”. The closing price of the Company’s Common Shares on the Exchange on March 27, 2017 was $0.89.

Trading Price and Volume

The following sets forth the high and low market prices and the volume of the Common Shares traded on the Exchange during the periods indicated (stated in Canadian dollars):

Month	High $	Low $	Volume
October, 2015	0.40	0.255	12,236,171
November, 2015	0.42	0.28	9,012,070
December, 2015	0.39	0.255	15,398,488
January, 2016	0.465	0.28	12,630,886
February, 2016	0.47	0.365	8,437,556
March, 2016	0.57	0.375	22,272,412

Month	High $	Low $	Volume
April, 2016	1.00	0.49	69,216,110
May, 2016	0.91	0.66	49,047,626
June, 2016	1.14	0.76	42,521,124
July, 2016	1.15	0.87	19,973,090
August, 2016	0.99	0.81	15,340,638
September, 2016	1.02	0.87	12,204,741
October, 2016	0.94	0.66	12,512,237
November, 2016	0.84	0.52	25,272,833
December, 2016	0.85	0.71	9,984,757

The Listed Warrants are traded on the Exchange under the symbol LAC.WT. The following sets forth the high and low market prices and the volume of the Listed Warrants traded on the Exchange during the periods indicated (stated in Canadian dollars).

Month	High $	Low $	Volume
October, 2015	—	—	—
November, 2015	0.025	0.005	12,500
December, 2015	0.01	0.01	12,500
January, 2016	0.06	0.02	28,000
February, 2016	—	—	—
March, 2016	0.07	0.01	271,300
April, 2016	0.285	0.05	1,986,200
May, 2016	0.25	0.13	732,240
June, 2016	0.45	0.17	1,468,060
July, 2016	0.36	0.215	1,218,162
August, 2016	0.29	0.165	319,420
September, 2016	0.30	0.17	138,100
October, 2016	0.21	0.09	400,000
November, 2016	0.18	0.055	873,340
December, 2016	0.19	0.11	159,800

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state of residence, position with and principal occupation within the five preceding years for each of the directors and officers of the Company are set out in the following table:

Name, Province or State and Country of Residence and Position with the Company(in	Principal Occupation or
alphabetical order)(1)	Employment for the Last Five Years(1)	Director Since
DIRECTORS:
George Ireland Massachusetts, USA Non-Executive Chairman and Director	Founder, Chief Investment Officer and CEO of Geologic Resources Partners LLP.	13 Nov 2015
W. Thomas Hodgson Ontario, Canada CEO and Director	CEO of the Company since November 2015; Executive Chairman of LAC from 2010 to September 2015.	4 Sep 2015
John Kanellitsas Idaho, USA President, Vice-Chairman and Director

Vice-Chairman and President of the Company since November 2015; Interim CEO of LAC from June 2013 to June 2014, CEO of LAC from June 2014 to September 2015; Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLC from June 2004 to January 2015.

4 Sep 2015
Franco Mignacco Jujuy, Argentina President and Director	President of Minera since June 17, 2013; President of Los Boros S.A.(2) from January 2006 to June 2015.	4 Sep 2015
Nicole Adshead-Bell British Columbia, Canada Director

President of Cupel Advisory Corp. (a natural resources investment and advisory firm) from June 2015. Director of Mining Research, Sun Valley Gold LLC (a SEC registered investment advisor) from 2012 to 2015.

30 Mar 2016
Lenard Boggio British Columbia, Canada Director	Independent Director since May 2012; professional staff and Partner of PricewaterhouseCoopers LLP from 1982 to 2012.	30 Mar 2016
John Macken Florida, USA Director	Business consultant since April 2012; President of Ivanhoe Mines Ltd. (now Turquoise Hill Resources Ltd.), December 2003 to April 2012.	29 Jan 2008 Chairman since 13 Jun 2012 and Co- Chairman since 16 Jul 2014 to 15 Oct 2015, Chairman 15 Oct 2015 to 30 Mar 2016
Gabriel Rubacha Buenos Aires, Argentina Director	Commercial Director of Techint Engineering & Construction since 2016; Managing Director of Southern Cone, Techint Engineering & Construction from 2012 to 2016.	30 Mar 2016

Name, Province or State and Country of Residence and Position with the Company(in alphabetical order)(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since
OFFICERS:
David Deak California, USA Chief Technical Officer and President of Lithium Nevada

Chief Technical Officer and Senior Vice President of the Company and President of Lithium Nevada Corp. since May 2016; Senior Engineer at Tesla Motors Inc. from 2014 to 2016; Technical Program Manager at Ambri Inc. from 2012 to 2014; Independent consultant from 2009 to 2012.

N/A
Myron Manternach Pennsylvania, USA Executive Vice President, Finance and Corporate Development

Corporate director of Wellgreen Platinum Ltd. as of July 2012, and chair of the Board since September 2014; Consultant and Managing Director of Ambac Assurance Corp., a subsidiary of Ambac Financial Group Inc. (insurance company) from April 2015 to August 2016; President, Castle Grove Capital, LLC (financial and strategic consulting firm) since July 2013; Consultant to the investment committee of Geologic Resource Partners, LLC (investment fund specializing in the mining & metals sector) from August 2013 to June 2015.

N/A
Eduard Epshtein British Columbia, Canada Chief Financial Officer	Chief Financial Officer of the Company since May 2008; Chief Financial Officer, Concordia Resource Corp. (now Kaizen Discovery Inc.), October 2006 to December 2013.	N/A
Tracy Hansen British Columbia, Canada Vice President and Corporate Secretary

Corporate Secretary of the Company since January 2010 and Vice President of the Company since March 2011; Corporate Secretary of Concordia Resource Corp. (now Kaizen Discovery Inc.), March 2011 to December 2013 and Vice President, February 2012 to December 2013.

N/A

(1)	The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.
(2)	Mr. Mignacco is currently an officer of Los Boros.

Each director’s term of office expires at the next annual general meeting of the Company.

Shareholdings of Directors and Officers

As of the date of this AIF, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 52,093,056 Common Shares representing approximately 16.5% of the issued and outstanding Common Shares, and held options to acquire 11,520,475 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

W. Thomas Hodgson was a director of MI Developments Inc. and Magna Entertainment Corp. and was named in a lawsuit commenced in the U.S. Bankruptcy Court for the District of Delaware by the Official Committee of Unsecured Creditors of Magna Entertainment Corp. on August 20, 2009. Such lawsuit was settled and all claims under the lawsuit were deemed discharged under the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code as confirmed by a court order dated April 29, 2010.

Mr. Lenard Boggio was a director of Great Western Minerals Group Ltd. (“GWMG”) from January 2013 until his resignation together with all the then current directors in July 2015. On April 30, 2015, GWMG announced that a support agreement was entered into with the holders of a majority of GWMG’s secured convertible bonds and GWMG was granted protection from its creditors under the CCAA upon receiving an initial order from the applicable court. On May 11, 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered into bankruptcy proceedings.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Committees of the Board

The committees of the Board of Directors consist of an Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee and Environmental, Health, Safety, Sustainability and Community Engagement Committee (the “EHSS&CE Committee”). The members of the Compensation and Benefits Committee are Nicole Adshead-Bell (chair), George Ireland and Lenard Boggio. The members of the Nominating and Corporate Governance Committee are George Ireland (chair), Nicole Adshead-Bell and Gabriel Rubacha. The members of the EHSS&CE Committee are Gabriel Rubacha (chair), Nicole Adshead-Bell, John Macken and Franco Mignacco. The members of the Audit Committee are Lenard Boggio (chair), George Ireland and John Macken. Information concerning the Audit Committee is provided under “Audit Committee Information” below.

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on SEDAR at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The charter of the Audit Committee is attached as Schedule “B” to this AIF.

Composition of the Audit Committee and Independence

The Company’s Audit Committee consists of Lenard Boggio, George Ireland and John Macken. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. The Board of Directors has determined that all members of the Audit Committee are “independent” directors.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company has determined that all of the members of the Audit Committee are “financially literate”.

Based on their business and educational experiences, each Audit Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. Each of the members of the Audit Committee has had several years of experience as a senior executive and a member of the Board of Directors of significant business enterprises in which he has assumed substantial financial and operational responsibility. In the course of these duties, the members have gained a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection of the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the Audit Committee Chair reporting the pre-approval(s) to the Audit Committee at the Committee’s meeting subsequent to the said approval(s).

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to PricewaterhouseCoopers LLP (“PwC”), the current auditors and Crowe MacKay LLP, the former auditors, and for services rendered during the fifteen months period ended December 31, 2016 and the year ended September 30, 2015:

	15 months ended Dec. 31, 2016 PwC	YE Sept. 30, 2015 PwC	YE Sept. 30, 2015 Crowe MacKay
Audit fees(1)	$154,148	$50,000	—
Audit-related fees(2)	$43,000	—	$22,300
Tax fees(3)	$28,148	$8,000	—
All other fees	—	$15,000	$12,000
Total	$225,296	$73,000	$44,300

(1)	The aggregate audit fees billed by the Company’s auditor (or accrued).
(2)

The aggregate fees billed (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”, including for quarterly reviews.

(3)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as set out below, the Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which would have a material adverse effect on the Company. The management of the Company is not aware of any material legal proceedings in which the Company may be a party which are contemplated by governmental authorities or otherwise.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any associate or affiliate of any such person, in any transaction during the Company’s three last completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

On December 15, 2015 the Company entered into the Line of Credit Agreement with its largest shareholder, Geologic. The Company did not draw down any funds under this facility, paid no interest and cancelled the facility post completion of the Cauchari Joint Venture.

On March 28, 2016, the Cauchari Joint Venture entered into the Los Boros Option Agreement with Los Boros, a company controlled by the family of Franco Mignacco, Director of the Company and President of Minera, and of which Franco Mignacco is Vice-President, for the transfer of title to the Cauchari Joint Venture for certain mining properties that comprised a portion of the Cauchari-Olaroz Project. For further information on the Los Boros Option Agreement, see “The Cauchari-Olaroz Project – Los Boros Option Agreement”.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, and except as described below, the Company has not entered into any material contracts within the most recently completed financial year or previous to the most recently completed financial year, that are still in effect. Material contracts entered into by Former LAC prior to September 2015 are now material contracts of the Company by virtue of acquiring the Lithium Americas Shares.

BCP Investment Agreement

On January 19, 2017, LAC and BCP entered into the BCP Investment Agreement for funding to advance the construction of the Cauchari-Olaroz Project. Pursuant to the BCP Investment Agreement, BCP: (a) agreed to purchase by way of private placement, 50,000,000 Common Shares (the “BCP Private Placement”); (b) agreed to provide a US$80 million project debt facility (the “BCP Project Debt Facility”); and (c) will have a right to buy a fixed portion of the lithium carbonate production from the Cauchari-Olaroz Project (the “BCP Offtake Entitlement” collectively with the BCP Private Placement and the BCP Project Facility, the “BCP Investment Transaction”).

BCP Private Placement

BCP has agreed, subject to the satisfaction of certain conditions set out in the BCP Investment Agreement, to purchase 50,000,000 Common Shares at a price of $0.85 per Common Share for aggregate gross proceeds of $42,500,000. The issue price of $0.85 per Common Share represents a 8.1% discount to the market price of the Common Shares on January 19, 2017 (the date of the BCP Investment Agreement).

Following the close of BCP Investment Transaction and assuming completion of the Ganfeng Investment Transaction, BCP is expected to own approximately 70,300,000 Common Shares, representing approximately 16.39% of the issued and outstanding Common Shares (on a non-diluted basis).

BCP Project Debt Facility

LAC and BCP have also agreed to the terms by which BCP, or its affiliate which is wholly-owned by BCP, will provide, subject to the satisfaction of certain conditions set out in the BCP Investment Agreement, the BCP Project Debt Facility of up to US$80 million, which will be used to fund a portion of the construction costs for an initial stage of development at the Cauchari-Olaroz Project (“Initial Stage”).

The BCP Project Debt Facility will have a six-year term, and will carry an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six. The BCP Project Debt Facility will become available on the closing of the BCP Investment Transaction (“BCP Closing Date”) and will be released to LAC in instalments to cover its capital development contributions on the Cauchari-Olaroz Project. The terms contemplate that for the first three years, there will be no obligation to repay principal. LAC will be entitled to repay the loan without penalty at any time after the first year. On the BCP Closing Date, LAC and BCP will enter into a definitive agreement for the BCPI Project Debt Facility.

BCP Offtake Entitlement

LAC and BCP have also agreed to the terms of the BCP Offtake Entitlement, whereby BCP will, subject to the satisfaction of certain conditions set out in the BCP Investment Agreement, have the right to acquire 15% of LAC’s share of the Stage 1 production from the Cauchari-Olaroz Project for a period of 20 years following the commencement of commercial production. Pricing and payment terms of the BCP Offtake Entitlement will be the same as that applicable to LAC’s joint venture partner, SQM, for its purchase of lithium carbonate production from the Cauchari-Olaroz Project, which is required to be equivalent to market prices and terms. The BCP Offtake Entitlement will be conditional on making available all required funding instalments under the BCP Project Debt Facility. On the BCP Closing Date, LAC and BCP will enter into a definitive agreement for the BCP Offtake Entitlement.

It is also agreed that if the expansion on the Cauchari-Olaroz Project is implemented following the successful financing for the capital expenditure thereof and the Cauchari-Olaroz Project would start to produce a potash-based product, LAC will give BCP a first right of negotiation for a limited term that would include the grant of 40% of LAC’s entitlement to the potash-based product from such expansion.

Investor Rights Agreement

On the BCP Closing Date, LAC and BCP will enter into an investor rights agreement (the “BCP Investor Rights Agreement”), pursuant to which BCP will also have the following rights, provided that it continues to hold not less than 15% of the Common Shares: (a) the right to add a nominee to the Board of Directors; (b) anti-dilution rights allowing it to maintain its equity ownership interest in LAC at 16.4%, or such other percentage as determined in accordance with the terms and conditions of the BCP Investor Rights Agreement, until March 31, 2019; and (c) a registration right for the sale of its Common Shares.

It is expected that the BCP nominee to the Board of Directors will be appointed to the Board of Directors on closing of the BCP Investment Transaction.

Ganfeng Investment Agreement

On January 17, 2017, LAC and Ganfeng entered into the Ganfeng Investment Agreement for funding to advance the construction of the Cauchari-Olaroz Project. On January 19, 2017, LAC and Ganfeng amended the agreement concurrently with entering into the BCP Investment Agreement. Pursuant to the Ganfeng Investment Agreement, Ganfeng: (a) agreed to purchase by way of private placement, 75,000,000 Common Shares (the “Ganfeng Private Placement”); (b) agreed to provide a US$125 million project debt facility (the “Ganfeng Project Debt Facility”); and (c) will have a right to buy a fixed portion of the lithium carbonate production from the Cauchari-Olaroz Project (the “Ganfeng Offtake Entitlement” collectively with the Ganfeng Private Placement and Ganfeng Project Debt Facility, the “Ganfeng Investment Transaction”).

Ganfeng Private Placement

Ganfeng has agreed, subject to the satisfaction of certain conditions set out in the Ganfeng Investment Agreement, to purchase 75,000,000 Common Shares at a price of $0.85 per Common Share for aggregate gross proceeds of $63,750,000. The Ganfeng Private Placement is divided into two tranches, with an initial equity installment which closed on January 26, 2017, pursuant to which Ganfeng purchased 11,250,000 Common Shares (approximately $9.6 million), and with the balance to be issued on, and subject to the terms and conditions of, the closing of the Ganfeng Investment Transaction (“Ganfeng Closing Date”). The issue price of $0.85 per Common Share represents a 1.7% discount to the market price of the Common Shares on January 17, 2017 (the date of the Ganfeng Investment Agreement).

Following the closing of the Ganfeng Investment Transaction and assuming completion of the BCP Investment Transaction, Ganfeng is expected to own 75,000,000 Common Shares, representing approximately 17.49% of the issued and outstanding Common Shares (on a non-diluted basis).

Ganfeng Project Debt Facility

LAC and Ganfeng have also agreed to the terms by which Ganfeng will provide, subject to the satisfaction of certain conditions set out in the Ganfeng Investment Agreement, the Ganfeng Project Debt Facility of up to US$125 million, which will be used to fund a portion of the construction costs for the Initial Stage.

The Ganfeng Project Debt Facility will have a six-year term, and will carry an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six. The Ganfeng Project Debt Facility will become available on the Ganfeng Closing Date and will be released to LAC in instalments to cover its capital development contributions on the Cauchari-Olaroz Project. The terms contemplate that for the first three years, there will be no obligation to repay principal. LAC will be entitled to repay the loan without penalty at any time after the first year. On the Ganfeng Closing Date, LAC and Ganfeng will enter into a definitive agreement for the Ganfeng Project Debt Facility.

Ganfeng Offtake Entitlement

LAC and Ganfeng have also agreed to the terms of the Ganfeng Offtake Entitlement, whereby Ganfeng will, subject to the satisfaction of certain conditions set out in the Ganfeng Investment Agreement, have the right to acquire 80% (amended from 70%, subject to completion of the BCP Investment Transaction) of LAC’s share of the Initial Stage production from the Cauchari-Olaroz Project for a period of 20 years following the commencement of commercial production. In connection with the execution of the BCP Investment Agreement, the Company amended the terms of the Ganfeng Investment Agreement, such that, subject to LAC’s completion of the BCP Investment Transaction, the Ganfeng Offtake Entitlement will be increased from 70% to 80% of LAC’s share of Initial Stage production from the Cauchari-Olaroz Project and Ganfeng agreed to vote in favour of the BCP Private Placement. Pricing and payment terms of the Ganfeng Offtake Entitlement will be the same as that applicable to SQM for its purchase of lithium carbonate production from the Cauchari-Olaroz Project, which is required to be equivalent to market prices and terms. The Ganfeng Offtake Entitlement will be conditional on satisfying all funding instalments under the Ganfeng Project Debt Facility. On the Ganfeng Closing Date, LAC and Ganfeng will enter into a definitive agreement for the Ganfeng Offtake Entitlement.

Investor Rights Agreement

On the Ganfeng Closing Date, LAC and Ganfeng will enter into an investor rights agreement (the “Ganfeng Investor Rights Agreement”), pursuant to which Ganfeng will also have the following rights, provided that it continues to hold not less than 15% of the Common Shares: (a) the right to add a nominee to the Board of Directors; (b) anti-dilution rights allowing it to maintain its equity ownership interest in LAC at 17.5% (amended from 19.9%, subject to completion of the BCP Investment Transaction), or such other percentage as determined in accordance with the terms and conditions of the Ganfeng Investor Rights Agreement, until March 31, 2019; and (c) a registration right for the sale of its Common Shares.

Minera Shareholder Agreement

On March 28, 2016, the Company announced a definitive agreement with SQM POTASIO S.A., a subsidiary of SQM to enter into the Cauchari Joint Venture. SQM contributed US$25,000,000 to Minera, a wholly owned subsidiary of the Company, in exchange for a 50% equity ownership in Minera.

The Cauchari Joint Venture is governed by a shareholders’ agreement which provides for (i) equal representation by the Company and SQM on its management committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the ability of the Company to purchase its share of production at market prices, and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

Line of Credit Agreement

On December 15, 2015 the Company entered into a Line of Credit Agreement with Geologic whereby Geologic agreed to advance a US$5,000,000 Line of Credit to the Company with an interest rate of 1.25% per month, payable monthly in arrears.

The obligations under the Line of Credit were paid and the Line of Credit was terminated on April 2, 2016.

BCP Investment/Subscription Agreement

Pursuant to an investment and subscription agreement dated June 24, 2015 between the Company and BCP, the Company issued an aggregate of 9,214,211 subscription receipts at a price of US$0.54264 (subject to adjustment) per subscription receipts for aggregate gross proceeds of US$5 million. The company issued 3,023,125 Common Shares in satisfaction of those subscription receipts and the funds were released from escrow upon conversion of the subscription receipts in tranches in late 2016.

The Company has granted BCP a co-investment right which is exercisable until January 31, 2018, whereby it will be permitted, in the event of a Triggering Transaction, to subscribe for such number of securities that will result in the Subscriber holding that number of Common Shares that is equal to 19.9% of the issued and outstanding Common Shares (with such subscription being at the same price per security as the securities issuable pursuant to the Triggering Transaction, or at such lower price as mutually agreed). This option will expire on the earlier of March 31, 2019 and the date that a third party acquires or, pursuant to a bona fide irrevocable arm’s length offer, offers to acquire all of the Common Shares or substantially all of LAC’s assets. Upon the closing of the BCP Investment Agreement this right will be terminated.

INTERESTS OF EXPERTS

Mario Rossi, FAusIMM, of GeoSystems International, Inc.; and Timothy J. Carew, P. Geo, of SRK Consulting (Canada) Inc., prepared the Lithium Nevada TR.

Daron Abbey, M.Sc., P.Geo., of AquaResource; Roger Kelley, Chem. Eng., of ARA WorleyParsons and Mark King, Ph.D, P.Geo., of Groundwater Insight, Inc., prepared the Cauchari FS.

All technical and scientific information discussed in this AIF in respect of the Lithium Nevada Project has been reviewed and approved by Dennis Bryan, an employee of the Company, who is considered, by virtue of his education, experience and professional association, a QP for the purposes of NI 43-101.

All technical and scientific information discussed in this AIF in respect of the Cauchari-Olaroz Project has been reviewed and approved by Ernest Burga, a consultant of the Company, who is considered, by virtue of his education, experience and professional association, a QP for the purposes of NI 43-101.

The Company’s auditors, PwC, report that they are independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

To the knowledge of the Company, none of the aforementioned firms or persons holds any registered or beneficial interest in any securities or other property of the Company.

ADDITIONAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares of the Company and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated February 9, 2016 for the annual general meeting of the Company held on March 30, 2016, which is available on SEDAR at www.sedar.com. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the fifteen month period ended December 31, 2016 and the year ended September 30, 2015 and the interim periods ending March 31, 2016, June 30, 2016 and September 30, 2016, which are available on SEDAR at www.sedar.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE “A”

DEFINITIONS

Definitions

The abbreviations set forth below have the following meanings in this AIF, or in documents incorporated by reference in this AIF:

“2012 PFS” means the preliminary feasibility study completed by Tetra Tech, Inc. on the Lithium Nevada Project dated January 27, 2012;

“Act” means the Securities Act (British Columbia), as amended, superseded or replaced from time to time;

“ALS” means ALS Chemex Labs Ltd. and its affiliates;

“Argentina Principles” means the guidelines of the Camara Argentina of Empresarios Mineros that have adopted the Towards Sustainable Mining, a corporate social responsibility program developed by the Mining Association of Canada to improve environmental and social practice in the mining industry;

“Arrangement” means the arrangement of LAC pursuant to the terms of a plan of arrangement whereby the Company acquired all of the issued and outstanding common shares of LAC through the issuance of Common Shares to the securityholders of LAC;

“Arrangement Agreement” means the arrangement agreement entered into between the Company and LAC dated June 30, 2015 whereby the parties agreed to the Arrangement;

“ASA” means Alex Steward Laboratories S.A. located in Mendoza, Argentina;

“Bangchak” means Bangchak Petroleum Public Company Limited;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCP” means BCP Innovation PTE. Ltd., an affiliate of the Bangchak;

“BCP Closing Date” means the date the BCP Investment Transaction closes;

“BCP Investment Agreement” means the investment agreement entered into between LAC and BCP dated January 19, 2017;

“BCP Investment Transaction” means, collectively, the BCP Private Placement, BCP Project Debt Facility and BCP Offtake Entitlement;

“BCP Investor Rights Agreement” means the investor rights agreement to be entered into between LAC and BCP pursuant to the BCP Investment Agreement;

“BCP Offtake Entitlement” means BCP’s right to buy a fixed portion of the lithium carbonate production from the Cauchari-Olaroz Project pursuant to the BCP Investment Agreement;

“BCP Private Placement” means the private placement of 50,000,000 Common Shares to BCP at a price of $0.85 per Common Share for aggregate gross proceeds of $43,500,000;

“BCP Project Debt Facility” means the US$80 million project debt facility to be provided by BCP pursuant to the BCP Investment Agreement;

“BCP SR Private Placement” means the non-brokered private placement of 9,214,211 subscription receipts to BCP at a price of US$0.54264 per subscription receipt;

“BLM” means the U.S. Department of the Interior Bureau of Land Management;

“Board of Directors” means the board of directors of the Company;

“BPM” means Bentonite Performance Minerals;

“CaCl2” means calcium chloride;

“CaO” means calcium oxide;

“Cauchari FS” means the technical report entitled “Feasibility Study – Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province Argentina” dated July 11, 2012;

“Cauchari Joint Venture” means the 50/50 joint venture between the Company and SQM on the Cauchari-Olaroz Project;

“Cauchari-Olaroz Project” means the Company’s Cauchari-Olaroz brine lithium project located in the province of Jujuy in Northwest Argentina;

“Chevron” means Chevron Resources Company;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Reserves;

“claims” means unpatented mining claims granted pursuant to the Mining Act;

“Common Shares” means the common shares of the Company;

“Company” or “LAC” means Lithium Americas Corp., formerly Western Lithium USA Corporation and, as the context requires, its subsidiaries;

“Convertible Security Funding Agreement” means the convertible security funding agreement between the Company and an entity managed by Lind dated April 30, 2015;

“Co-operation Agreement” means the agreement entered into between POSCO and LAC on January 17, 2014 pursuant to which POSCO, LAC and Minera assigned business responsibilities with respect to the development of the Cauchari-Olaroz Project, which subsequently lapsed in December 2015;

“Cyprus” means Cyprus Gold Exploration Corporation;

“Delmon” means The Delmon Group of Companies;

“EIS” means the Environmental Impact Statement prepared for the Cauchari-Olaroz Project;

“Exchange” means the Toronto Stock Exchange;

“Fernley Facility” means the RheoMineralsTM Business manufacturing facility based in Fernley, Nevada;

“Former LAC” means Lithium Americas Corp.; which company became a wholly owned subsidiary of the Company pursuant to the Arrangement. References to LAC in this AIF are to the publicly traded entity as it existed prior to the Arrangement;

“Ganfeng” means GFL International Co., Ltd.;

“Ganfeng Closing Date” means the date the Ganfeng Investment Transaction closes;

“Ganfeng Investment Agreement” means the investment agreement entered into between LAC and Ganfeng dated January 17, 2017 and as amended on January 19, 2017;

“Ganfeng Investment Transaction” means, collectively, the Ganfeng Private Placement, Ganfeng Project Debt Facility and Ganfeng Offtake Entitlement;

“Ganfeng Investor Rights Agreement” means the investor rights agreement to be entered into between LAC and Ganfeng pursuant to the Ganfeng Investment Agreement;

“Ganfeng Offtake Entitlement” means Ganfeng’s right to buy a fixed portion of the lithium carbonate production from the Cauchari-Olaroz Project pursuant to the Ganfeng Investment Agreement;

“Ganfeng Private Placement” means the private placement of 75,000,000 Common Shares to Ganfeng at a price of $0.85 per Common Share for aggregate gross proceeds of $63,750,000;

“Ganfeng Project Debt Facility” means the US$125 million project debt facility to be provided by Ganfeng pursuant to the Ganfeng Investment Agreement;

“GCL” means geosynthetic clay liners;

“Geologic” means Geologic Resource Partners LLC;

“GOCL” means geosynthetic organophilic clay liners;

“GSI” means GeoSystems International, Inc.;

“ha” means hectares;

“Initial Stage” means the initial stage of development at the Cauchari-Olaroz Project;

“Investment Transactions” means, collectively, the BCP Investment Transaction and the Ganfeng Investment Transaction;

“IRR” means internal rate of return;

“JEMSE” means Jujuy Energia y Mineria Sociedad del Estado, the government of Jujuy’s mining investment company, involved in the development and regulations of mining projects in the Argentinean province of Jujuy;

“JEMSE LOI” means the letter of intent between JEMSE and LAC dated November 2012 whereby JEMSE may acquire an equity interest in the Cauchari-Olaroz Project in exchange for providing management services to develop the Cauchari-Olaroz Project;

“K” means potassium;

“km” means kilometre;

“K-UTEC” means K-UTEC Salt Technologies;

“KVP” means KV Project LLC, a limited liability company managed by Western Lithium Nevada;

“LAC Rights Offering” means the rights offering conducted by LAC in March 2014 whereby LAC raised gross proceeds of $18.55 million by issuing 65,120,902 Common Shares under a basic subscription privilege extended to rights holders (representing over 84% of the total shares on offer) with 12,187,579 additional Common Share issued pursuant to exercises of the additional subscription privilege;

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium by 5.323;

“Leasing Act” means the Mineral Lands Leasing Act of 1920, as amended;

“Li” means lithium;

“LiKSO4” means pyroelectric lithium potassium sulphate;

“Lind” means The Lind Partners LLC, a New York based asset management firm;

“Line of Credit” means the line of credit advanced pursuant to the Line of Credit Agreement;

“Line of Credit Agreement” means the line of credit agreement entered into between the Company and Geologic on December 15, 2015 whereby Geologic agreed to advance a US$5,000,000 line of credit to the Company with an interest rate of 1.25% per month, payable monthly in arrears;

“Listed Warrants” means the Common Share purchase warrants of the Company traded on the Exchange under the symbol LAC.WT, which each entitle the holder to acquire one Common Share at a price of $0.90 at any time prior to June 9, 2017;

“Lithium Americas Shares” means the common shares of Former LAC;

“Lithium Nevada” means Lithium Nevada Corp., formerly Western Lithium Corporation, a wholly-owned subsidiary of the Company;

“Lithium Nevada Project” means the Company’s mineral property, consisting of five clay lenses hosting significant lithium mineralization located in Humboldt County, Nevada;

“Lithium Nevada TR” means the technical report entitled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA” dated June 2, 2016;

“Los Boros” means Grupo Minero Los Boros S.A.;

“Los Boros Option Agreement” means the option agreement between Minera and Los Boros entered into on March 28, 2016;

“m” means metre;

“Mg” means milligrams;

“Mg/L” means milligrams per litre;

“Minera” means Minera Exar S.A., the Company’s 50% joint venture subsidiary incorporated under the laws of Argentina through which it holds its interest in the Cauchari-Olaroz Project;

“Mining Act” means the U.S. General Mining Act of 1872, also known as the Mining Law of 1872, as amended;

“MLLA” means the Mineral Lands Leasing Act of 1920, as amended;

“Na” means sodium;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 52-110” means National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators;

“Orion” means Orion Mine Finance Fund I, formerly RK Mine Finance (Master) Fund II L.P.;

“PAEE” means the preliminary assessment and economic evaluation completed by URS dated January 22, 2010;

“pH” means the measure of acidity/alkalinity of an aqueous solution;

“PLS” means the pregnant leach solution;

“ppm” means parts per million;

“PoO” means a plan of operation submitted to the BLM and the Nevada Division of Environmental Protection in respect of a proposed mineral project;

“QA/QC” means quality assurance and quality control;

“QP” means a qualified person as defined under NI 43-101;

“RC” means reverse circulation;

“Reserva” means Reserva International LLC;

“RheoMinerals™” means organophilic clay-based products being developed by RheoMinerals Inc.;

“RheoMinerals™ Business” means the RheoMinerals™ business operated by RheoMinerals Inc.;

“Royalty Amending Agreement” means the amendment to the royalty purchase agreement dated September 20, 2013, whereby the Company, Western Lithium Corporation, KVP and Orion amended the terms of the Royalty Purchase Agreement;

“Royalty Purchase Agreement” means the royalty purchase agreement dated February 4, 2013 among the Company, Western Lithium Corporation, KVP and Orion pursuant to which Orion agreed to pay to the Company up to US$20 million, subsequently increased to US$22 million, in consideration for the sale of a royalty on its Lithium Nevada Project;

“Social Responsibility Plan” means the social responsibility plan developed to incorporate best practices on these matters and prepared in accordance with the Argentina Principles, at the Cauchari-Olaroz Project;

“SQM” means Sociedad Química y Minera de Chile S.A.;

“Stage 1” means the initial 25,000 TPA of lithium carbonate production capacity to be covered in the Stage 1 DFS;

“Stage 1 DFS” means an updated feasibility study to be completed on the Cauchari-Olaroz Project;

“Stage 1 Lens” means one of the five clay lenses at the Lithium Nevada Project where the Company has completed a pre-feasibility study and declared lithium reserves and resources;

“Stage 2 Lens” means one of the five clay lenses at the Lithium Nevada Project where the Company has declared a lithium resource;

“Technical Assistance and Royalty Agreement” means the technical assistance and royalty agreement entered into between Delmon Co Ltd. and RMI on November 17, 2017;

“TOLSA” means TOLSA, S.A.;

“TPA” means tonnes per annum;

“Triggering Transaction” means a subscription for equity securities issued by the Company to one or more financial or strategic investors (including but not limited BCP, an affiliate of BCP, or its designated nominee), in one or a series of transactions, in which the aggregate subscription amount for the equity securities issued is no less than $100,000,000;

“URS” means the URS Energy and Construction, Inc.;

“USBM” means the US Bureau of Mines;

“USGS” means the U.S. Geological Survey; and

“WEDC” means Western Energy Developmental Corporation, a wholly owned subsidiary of Kaizen Discovery Inc.

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)	review and report to the board of directors of the Company on the following before they are published:

(i)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company,

(ii)	the auditor’s report, if any, prepared in relation to those financial statements;

(b)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information;

(c)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(d)	recommend to the board of directors:

(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and

(ii)	the compensation of the external auditor;

(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;`

(f)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(g)	monitor the management of the principal risks that could impact the financial reporting of the Company;

(h)	establish procedures for:

(iii)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and

(iv)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(i)	authorize the committee Chair to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the

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committee	Chair reporting the pre-approval(s) to the committee at the committee meeting subsequent to the said approval(s);

(j)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of three directors from the Company’s board of directors, all of whom are independent.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

2.	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

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